Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

MERCK & CO., INC.,

MAVEC CORPORATION

and

CUBIST PHARMACEUTICALS, INC.

Dated as of DECEMBER 8, 2014

i

INDEX OF DEFINED TERMS

2017 Convertible Notes	4.3(b)
2017 Indenture	4.3(b)
2018 Convertible Notes	4.3(b)
2018 Indenture	4.3(b)
2020 Convertible Notes	4.3(b)
2020 Indenture	4.3(b)
280G Estimate	4.13(f)
Acceptance Time	1.1(a)(ii)
Acquisition Proposal	6.3(f)
Affiliate	9.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.3(d)(ii)
Antitrust Laws	6.6(a)
Balance Sheet	4.6(f)
Bankruptcy and Equity Exception	4.4(a)
beneficial owner	9.3(b)
Book-Entry Share	3.4(b)
Business Day	9.3(c)
Bylaws	4.2
Call-Spread Warrants	9.3(d)
Capitalization Date	4.3(b)
CERCLA	4.17(d)
Certificate	3.4(b)
Certificate of Incorporation	4.2
Certificate of Merger	2.2
Change of Board Recommendation	6.2(d)
Closing	2.2
COBRA	4.13(c)
Code	1.4
Company	Preamble
Company 401(k) Plan	6.4(c)
Company Board	Recitals
Company Board Recommendation	4.4(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Awards	3.2(a)(i)
Company Equity Plan	3.2(a)
Company Equity Plans	3.2(a)
Company Hedge Options	9.3(e)
Company Plan	4.13(a)
Company Regulatory Agency	4.10(a)
Company Securities	4.3(c)
Company Stock Option	3.2(a)(i)

v

Compensation Action	6.8
Confidentiality Agreement	1.3
Contract	4.5(a)
control	9.3(f)
Convertible Notes	4.3(b)
Credit Facility	6.10
Current Employees	6.4(a)
Current Option Period	3.2(c)
DGCL	Recitals
Dissenting Shares	3.3(a)
Early ESPP Exercise Date	3.2(c)
Effective Time	2.2
Environment	4.17(d)
Environmental Laws	4.17(d)
Environmental Permits	4.17(d)
ERISA	4.13(a)
ERISA Affiliate	4.13(a)
ESPP	3.2(c)
Exchange Act	1.1(a)(i)
Expiration Date	1.1(a)(i)
FCPA	4.10(i)
FCPA Matters	4.10(j)
FDA	4.2
Financial Advisors	4.20
Financial Statements	4.6(b)
Foreign Benefit Plans	4.13(a)
GAAP	9.3(g)
Goldman Sachs	4.20
Good Clinical Practices	4.10(e)
Good Laboratory Practices	4.10(e)
Governmental Entity	4.5(b)
HSR Act	4.5(b)
Indemnified Parties	6.5(b)
Indemnified Party	6.5(b)
Information	6.2(b)
Initial Expiration Date	1.1(a)(i)
Insurance Policies	4.15
Intellectual Property	4.9(g)(i)
Intervening Event	6.3(f)
IP Contracts	4.9(g)(ii)
IRS	4.13(b)
knowledge of Parent	9.3(i)
knowledge of the Company	9.3(h
Law	4.5(a)
Leased Real Property	4.8(a)(iii)
Liens	4.3(d)

Listed CVR Agreement	6.11
Listed CVRs	6.11
Material Adverse Effect	4.1
Material Contracts	4.7(b)
Materials of Environmental Concern	4.17(d)
Merger	Recitals
Merger Consideration	3.1(a)
MIP	6.4(a)
Morgan Stanley	4.20
Nasdaq	1.1(a)(ii)
OECD Convention	4.10(i)
Offer	Recitals
Offer Conditions	1.1(a)(i)
Offer Documents	1.1(b)
Offer Price	Recitals
Outside Date	8.2(b)
Owned Intellectual Property	4.9(g)(iii)
Owned Real Property	4.8(a)
Parent	Preamble
Parent 401(k) Plan	6.4(c)
Parent Cash Balance Plan	6.4(c)
Parent Disclosure Letter	Article V
Patents	4.9(g)(i)
Paying Agent	3.4(a)
Permits	4.10(a)
Permitted Liens	4.8(a)(i)
Person	9.3(j)
Preferred Stock	4.3(a)
Proceeding	4.12
Program	4.10(h)
Prohibited Payment	4.10(i)
PRSUs	3.2(a)(i)
Purchaser	Preamble
Purchaser Material Adverse Effect	5.1
RCRA	4.17(d)
Real Property	4.8(b)
Recommendation Change Notice	6.2(d)
Registered Intellectual Property	4.9(a)
Release	4.17(d)
Remedial Action	4.17(d)
Representative	9.3(k)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(b)
SEC	1.1(a)(ii)
SEC Reports	4.6(a)
Securities Act	4.6(a)

Share	Recitals
Shares	Recitals
Site	4.17(d)
STIP	6.4(a)
Stockholder List Date	1.3
Stockholder Litigation	6.18
Subsidiary	9.3(l)
Subsidiary Securities	4.3(d)
Superior Proposal	6.3(f)
Superior Proposal Notice	8.3(b)(i)
Surviving Corporation	2.1
Takeover Laws	4.22
Tax	4.16(j)
Tax Return	4.16(g)
Tax Sharing Agreements	4.16(g)
Trade Secrets	4.9(g)(i)
Trademarks	4.9(g)(i)
UK Bribery Act	4.10(i)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 8, 2014 (this “Agreement”), among Merck & Co., Inc., a New Jersey corporation (“Parent”), Mavec Corporation, a Delaware corporation and wholly-owned Subsidiary of Parent (“Purchaser”), and CUBIST PHARMACEUTICALS, INC., a Delaware corporation (the “Company”).

WHEREAS, the Boards of Directors of Parent, Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to provide for the purchase of any (subject to the Minimum Tender Condition (as defined in Annex I)) and all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) for $102.00 per Share, net to the seller in cash, without interest (such consideration as it may be amended from time to time pursuant to the terms of this Agreement, the “Offer Price”);

WHEREAS, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time for which no consideration will be paid, and each Dissenting Share) will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, (i) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) approved, declared advisable, and adopted this Agreement, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer;

WHEREAS, the Board of Directors of Purchaser has, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the transactions contemplated by this Agreement, including the Offer and the Merger;

WHEREAS, Parent, as sole stockholder of Purchaser, will approve this Agreement immediately following its execution; and

WHEREAS, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I.
THE OFFER

Section 1.1.           The Offer.

(a)           (i)            Unless this Agreement shall have been terminated in accordance with Article VIII, Parent will cause Purchaser to, and Purchaser will, as promptly as practicable after the date of this Agreement (but in no event later than the tenth (10th) Business Day following the date of this Agreement), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price.  The obligations of Purchaser (and of Parent to cause Purchaser) to accept for payment and to pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer will be subject only to the satisfaction or waiver of those conditions set forth in Annex I (the “Offer Conditions”).  Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”).  Purchaser expressly reserves the right (but will not be obligated) at any time or from time to time in its sole discretion to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser will not (A) decrease the Offer Price, or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend or waive the Minimum Tender Condition, (D) add to the conditions set forth on Annex I, (E) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares, (F) extend the Expiration Date of the Offer except as required or permitted by Section 1.1(a)(ii), (G) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or (H) increase the Offer Price by an increment of less than $0.25.

(ii)           Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser will, and Parent will cause Purchaser to, accept for purchase and pay for any (subject to the Minimum Tender Condition) and all Shares validly tendered (and not properly withdrawn) pursuant to the Offer promptly after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”).  Purchaser (A) will extend the Offer for one or more periods of time of up to ten (10) Business Days per extension if at any scheduled Expiration Date any of the Offer Conditions is not satisfied and has not been waived; and (B) will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or The NASDAQ Stock Market LLC (“Nasdaq”) applicable to the Offer; provided, that under no circumstances will Purchaser be required to, nor may Purchaser without the prior written consent of the Company, extend the Offer beyond the Outside Date.  The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b)           On the date of commencement of the Offer, Parent and Purchaser will file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that will include as exhibits the offer to purchase and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and will disseminate the Offer Documents to holders of Shares, in each case as and to the extent required by applicable federal securities Laws.  The Company agrees to furnish promptly to Parent and Purchaser all information concerning the Company and required by the securities Laws to be set forth in the Offer Documents.  The Company will be given a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC.  Parent and Purchaser agree to (i) promptly provide the Company and its counsel with a copy of any written comments (or a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (ii) consult with the Company regarding any such comments prior to responding thereto and (iii) provide the Company with copies of any responses to any such comments.  Parent and Purchaser agree to take all steps necessary to cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable federal securities Laws.  Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect.  Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws.

(c)           Parent will provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d)           Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to ARTICLE VIII.  If this Agreement is terminated pursuant to ARTICLE VIII, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within twenty-four (24) hours of such termination) terminate the Offer and will not acquire any Shares pursuant thereto.  If the Offer is terminated by Purchaser, or this Agreement is terminated pursuant to ARTICLE VIII prior to the acquisition of Shares in the Offer, Purchaser will promptly (and in any event within two (2) Business Days of such termination) return, and will cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(e)           The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date hereof and prior to (A) the payment by Purchaser for Shares validly tendered and not properly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

(f)            For purposes of this Agreement and the Offer, any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered into the Offer unless and until the Shares underlying such notices of guaranteed delivery are delivered to Purchaser or to an agent of Purchaser and received by the depositary prior to the expiration of the Offer.

Section 1.2.           Company Consent; Schedule 14D-9.

(a)           As promptly as practicable on the date the Offer Documents are filed, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule  14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to Section 6.3(d) and Section 6.3(e), the Company Board Recommendation (which shall include the notice and other information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 will constitute a valid notice of appraisal rights under Section 262(d)(2) of the DGCL) and will disseminate the Schedule 14D-9 to holders of Shares, in each case as and to the extent required by applicable federal securities Laws (including by setting the Stockholder List Date (as defined below) as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL, provided that such record date shall not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed).  The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares.  Parent and Purchaser agree to furnish promptly to the Company all information concerning Parent and Purchaser requested by the Company or required by the securities Laws to be set forth in the Schedule 14D-9.  Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser will be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC.  The Company agrees to (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) provide Parent and Purchaser with copies of any responses to any such comments, in each case, except with respect to comments related to an Acquisition Proposal or following a Change of Board Recommendation.  Each of the Company, Parent and Purchaser agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect.  The Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities Laws; provided that any such filing of the corrected Schedule 14D-9 shall not, without the prior written consent of Parent, waive, extend or restart the notice period for purposes of Section 262(d)(2) of the DGCL.

Section 1.3.           Stockholder Lists.  In connection with the Offer, the Company will cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and readily available computer files containing the names and addresses of the record holders of the Shares as of the most recent practicable date (such date, the “Stockholder List

Date”), and will furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares.  In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause third parties to, cooperate with Parent and Purchaser to disseminate the Offer Documents to the holders of Shares held in or subject to the Company Equity Plans (as defined in Section 3.2(a)) and to permit such holders of Shares to tender their Shares into the Offer.  Subject to the requirements of applicable Law, and except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser will hold all information and documents provided to it under this Section 1.3 in confidence in accordance with the letter agreement regarding confidentiality, by and between Parent and the Company, dated November 3, 2014 (as amended or waived to date, the “Confidentiality Agreement”), and will use such information and documents only in connection with the Offer, and, if this Agreement has been terminated by Parent or Purchaser, will return to the Company all such information and documents (and all copies thereof).

Section 1.4.           Withholding.  Each of Parent and Purchaser will be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to the Offer to any Company stockholders such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder or any other Tax Law.  To the extent such amounts are so deducted and withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE II.
THE MERGER

Section 2.1.           The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the survivor of the Merger (the “Surviving Corporation”).

Section 2.2.           Closing; Effective Time.  Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Closing”) will take place at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, promptly, but in no event later than the second (2nd) Business Day, after the satisfaction or waiver of the conditions set forth in ARTICLE VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree.  At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and will make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3.           Effects of the Merger.  The Merger will have the effects set forth herein and in the DGCL.

Section 2.4.           Certificate of Incorporation; Bylaws.

(a)           At the Effective Time, the Certificate of Incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)           At the Effective Time, and without any further action on the part of the Company and Purchaser, the Bylaws will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.5.           Directors and Officers.  The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until the earlier of his or her resignation or removal or until his or her successor is duly elected and qualified.

Section 2.6.           Merger Without a Vote of Stockholders.  The Merger will be governed by Section 251(h) of the DGCL.  The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

ARTICLE III.
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 3.1.           Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a)           each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”);

(b)           each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and retired without any conversion thereof;

(c)           each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock of the Surviving Corporation; and

(d)           each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof and Dissenting Shares shall thereafter only represent the right to receive the payment to which reference is made in Section 3.3.

Section 3.2.           Treatment of Equity Awards.

(a)           The Company Board (or, if appropriate, any committee administering the 2014 Omnibus Incentive Plan, the 2012 Equity Incentive Plan, the 2010 Equity Incentive Plan, the Amended and Restated 2002 Directors’ Equity Incentive Plan, the Amended and Restated 2000 Equity Incentive Plan, the Amended and Restated 1993 Stock Option Plan and the ESPP (the “Company Equity Plans” and each such plan, a “Company Equity Plan”) has adopted, or, as soon as practicable following the date hereof (and, in any event, prior to the Acceptance Time), will adopt, resolutions, and the Company will take all other actions as may be required, to provide that:

(i)            each option to acquire Shares (a “Company Stock Option”) and other equity award measured by the value of Shares (or pursuant to which Shares may be delivered) granted under a Company Equity Plan, in all cases other than awards under the ESPP (collectively, “Company Equity Awards”), that is outstanding and unvested immediately prior to the Acceptance Time, whether or not then subject to any performance or other condition, will vest in full at the Acceptance Time.  For the avoidance of doubt, in effecting the accelerated vesting of Company Equity Awards pursuant to this Section 3.2, in the case of any Company Equity Awards that remain subject to performance goals as of the Acceptance Time (the “PRSUs”), such performance goals will be deemed to have been achieved such that (A) one-hundred percent (100%) of Shares subject to the PRSUs granted in calendar year 2013, and (B) eighty-three and one-third (83.33%) of the maximum number of Shares that may be delivered under the PRSUs granted in calendar year 2014 (the same portion that would be delivered upon achievement at the 100% target level) are earned and included in the payment to be made pursuant to this Section 3.2;

(ii)           each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, each former holder of each such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to the Company Stock Option (determined, for the avoidance of doubt, after giving effect to the accelerated vesting described in Section 3.2(a)(i) above) multiplied by (y) the excess, if any, of the Offer Price over the exercise price per Share under such Company Stock Option (and, for the avoidance of doubt, in the case of a Company Stock Option with an exercise price that is greater than the Offer Price, such Company Stock Option shall, at the Effective Time, automatically be forfeited for no consideration in exchange therefor);

(iii)          each Company Equity Award, other than a Company Stock Option, that is outstanding immediately prior to the Effective Time will be cancelled and will entitle the holder of such Company Equity Award to receive (without interest) an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time (determined, for the avoidance of doubt, after giving effect to the accelerated vesting described in Section 3.2(a)(i) above) times (y) the Offer Price; Parent will cause the Surviving Corporation to make such payments as promptly as practicable after the Effective Time, and in any event no later than ten (10) Business Days after the Effective Time, in accordance with the foregoing and the terms of the applicable Company Equity Plans pursuant to which they were issued.

(b)           Prior to the Acceptance Time, the Company will provide written notice to all holders of Company Equity Awards, in a form reasonably satisfactory to Parent, describing the treatment of such Company Equity Awards in accordance with this Section 3.2 and the terms of the applicable Company Equity Plan and will permit each holder of a Company Stock Option who desires to exercise all or any portion of any such Company Stock Option (including any portion of which is the subject of accelerated vesting in connection with the Merger) following receipt of such notice to exercise such Company Stock Option prior to the Acceptance Time.

(c)           The Company’s 2014 Employee Stock Purchase Plan (the “ESPP”) will continue to be operated in accordance with its terms and past practice for the last Option Period (as defined in the ESPP) to begin prior to the date of this Agreement (“Current Option Period”); provided that, the Company will take action (to the extent necessary) to provide that only participants in the ESPP for the Current Option Period may continue to participate in the ESPP for the remainder of the Current Option Period; and further provided that if the Acceptance Time is expected to occur prior to the Exercise Date (as defined in the ESPP) for the Current Option Period, the Company will take action to provide for an earlier Exercise Date (including for purposes of determining the Purchase Price (as defined in the ESPP) for the Current Option Period) (such earlier date, the “Early ESPP Exercise Date”).  The Early ESPP Exercise Date will be as close to the Acceptance Time as is administratively practicable, and the Company will notify each participant in writing prior to the Early ESPP Exercise Date, that the Exercise Date for the Current Option Period has been changed to the Early ESPP Exercise Date and that his or her Option (as defined in the ESPP) will be exercised automatically on the Early ESPP Exercise Date, unless prior to such date he or she has withdrawn from the Option Period in accordance with Section 13 of the ESPP.  The Company will suspend the commencement of any future Option Periods under the ESPP unless and until this Agreement is terminated and will terminate the ESPP as of the Acceptance Time.

Section 3.3.           Dissenting Shares.

(a)           Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the

DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.  From and after the Effective Time, a stockholder who has properly exercised such appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL.  A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares held by him, her or it in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 3.1.

(b)           The Company will give Parent prompt written notice of any demands for appraisal (including copies of such demands), attempted withdrawals of such demands and any other instruments received by the Company from holders of Shares relating to rights of appraisal and (ii) Parent shall have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal.  Except with the prior written consent of Parent, the Company will not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

(c)           If any Company stockholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such stockholder’s right to obtain payment of the fair value of such stockholder’s Dissenting Shares under the DGCL, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such stockholder’s Shares will no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, will be treated as if the stockholder had, as of the Effective Time, been converted into the right to receive the Merger Consideration, without interest, as set forth in Section 3.1(a).

Section 3.4.           Surrender of Shares.

(a)           Prior to the Acceptance Time, Parent will deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Offer Price, and will cause the Paying Agent to timely make, all payments contemplated in Section 3.4(b).  Such cash may be invested by the Paying Agent as directed by Parent; provided, that such investments will be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.  No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement.  Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

(b)           Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), the Paying Agent will mail to each holder of record of a certificate (a “Certificate”) or a book-entry share (a “Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares, whose Shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificate or Book-Entry Shares will pass, only upon delivery of the Certificate or Book-Entry Shares to the Paying Agent) and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Shares in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate or Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will forthwith be cancelled.  Until surrendered as contemplated by this Section 3.4(b), each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(c)           At any time following the date that is twelve (12) months after the Effective Time, Parent will be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of their Certificates and Book-Entry Shares.  The Surviving Corporation will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.  If any Certificate or Book Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book Entry Share would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(d)           From and after the Effective Time, the stock transfer books of the Company will be closed, and thereafter there will be no further registration of transfers of Shares that were issued prior to the Effective Time.  After the Effective Time, the Certificates and Book-Entry Shares presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this ARTICLE III.

(e)           In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), the Paying Agent will deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate.

Section 3.5.           Section 16.  The Company Board has taken or will, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act the disposition and cancellation of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by this Agreement.

Section 3.6.           Withholding.  Each of Parent, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares or Company Equity Awards such amounts as are required to be deducted and withheld therefrom under the Code or the Treasury Regulations thereunder or any other Tax Law.  To the extent such amounts are so deducted and withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.7.           Transfer Taxes.  If any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share, as applicable, is registered and is presented to the Paying Agent, which presentation shall be accompanied by all documents reasonably required to evidence and effect such transfer, it will be a condition of payment that the Certificate or Book-Entry Share, as applicable, so surrendered will be properly endorsed or will be otherwise in proper form for transfer and that the Person requesting such payment has paid all transfer and other similar Taxes required by reason of the issuance to a Person other than the registered holder of the Certificate or Book-Entry Share, as applicable, surrendered or has established to the satisfaction of Parent that such Tax either has been paid or is not applicable.  Any other transfer Taxes will be paid by Parent.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Reports filed with or furnished to the SEC prior to the date hereof (without giving effect to any amendment to any such SEC Reports filed on or after the date hereof and excluding any disclosures that constitute general cautionary, predictive or forward-looking statements set forth in any section of an SEC Report entitled “Risk Factors” or “Forward-Looking Statements” or any other sections of such filings) or in the correspondingly numbered section of the disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (provided, however, that a matter disclosed with respect to one representation or warranty will also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed is reasonably apparent), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1.           Organization and Qualification.  Each of the Company and its Subsidiaries is a legal entity validly existing under the Laws of its respective jurisdiction of organization and is in good standing (to the extent that such concept is recognized in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, with all corporate or similar power and authority necessary to own its properties and conduct its business as currently conducted.  Each of the Company and its Subsidiaries is duly qualified and in good standing as a foreign entity authorized to do business in each jurisdiction in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have, individually or in the aggregate, a Material Adverse Effect.  “Material Adverse Effect” means any change, effect, event or occurrence that has, or is reasonably likely to have, a material adverse effect on (a) the business, condition (financial or otherwise), operations or results of operations, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger prior to the Outside Date; provided, however, that for purposes of clause (a), (I) any action described on Section 4.1(a) of the Company Disclosure Letter will be deemed to constitute a Material Adverse Effect and (II) any changes, effects, events or occurrences resulting from the following will not be deemed to constitute a Material Adverse Effect and will be disregarded when determining whether a Material Adverse Effect has occurred or is reasonably likely to occur: (i) changes generally affecting the U.S. or foreign economies, financial or securities markets or political, legislative or regulatory conditions or changes in the industries in which the Company operates, except in the event that such changes in conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the industries in which the Company and its Subsidiaries operate; (ii) the execution, announcement or pendency of this Agreement or the transactions contemplated hereby; (iii) any change in the market price or trading volume of the Shares, in and of itself (provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, or development underlying such decline has resulted in or contributed to a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events except in the event that such changes in conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies in the industries in which the Company and its Subsidiaries operate; (v) changes in any Laws or regulations applicable to the Company or applicable accounting regulations or principles thereof; (vi) the performance of this Agreement and the transactions contemplated hereby, including compliance with covenants set forth herein, or any action taken or omitted to be taken by the Company at the request or with the prior written consent of Parent or Purchaser; (vii) any legal proceedings commenced by or involving any current or former stockholders of the Company (on their own or on behalf of the Company) arising out of or related to this Agreement or the transactions contemplated hereby; (viii) matters listed on the Company Disclosure Letter, including Section 6.1 thereof; (ix) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period, in and of itself (provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a Material Adverse Effect); (x) any decision or action with respect to the new drug application or equivalent foreign marketing application for ceftolozane/tazobactam by the United States Food and Drug Administration (the “FDA”) or any analogous foreign Governmental Entity, as applicable, including the expectation and timing of any such action, the proposed or actual label, or any requirement to conduct additional clinical studies or implement a risk evaluation and mitigation strategy or risk management plan, or the proposed or established pricing (to the extent resulting from an action described on Section 4.1(b) of the Company Disclosure Letter) or reimbursement of ceftolozane/tazobactam (without limitation of clause (I) of this proviso), or (xi) any decision or action with respect to the Company’s litigation in the U.S. District Court for the District of Delaware related to Hospira, Inc.’s applications to the FDA seeking approval to market generic versions of CUBICIN.

Section 4.2.           Certificate of Incorporation.  The Company has heretofore made available to Parent true, correct and complete copies of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or comparable governing instruments each as currently in effect (as pertains to the Company, (the “Certificate of Incorporation” and “Bylaws”).

Section 4.3.           Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 300,000,000 Shares and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

(b)           As of the close of business on December 4, 2014 (the “Capitalization Date”):  (i) 76,421,535 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable; (ii) no Shares were held in the treasury of the Company; (iii) no shares of the Preferred Stock were issued and outstanding; (iv) 7,842,634 Shares were reserved for issuance upon conversion of the Company’s 2.50% Convertible Notes due 2017 (the “2017 Convertible Notes”) issued pursuant to an Indenture, dated as of October 25, 2010, between the Company and The Bank of New York Mellon Trust Company , N.A., as trustee (the “2017 Indenture”); (v) 4,246,131 Shares were reserved for issuance upon conversion of the Company’s 1.125% Convertible Notes due 2018 (the “2018 Convertible Notes”) issued pursuant to an Indenture, dated as of September 10, 2013, between the Company and The Bank of New York Mellon Trust Company , N.A., as trustee (the “2018 Indenture”); (vi) 5,459,311 Shares were reserved for issuance upon conversion of the Company’s 1.875% Convertible Notes due 2020 (the “2020 Convertible Notes” and, together with the 2017 Convertible Notes and the 2018 Convertible Note, the “Convertible Notes”) issued pursuant to an Indenture, dated as of September 10, 2013, between the Company and The Bank of New York Mellon Trust Company , N.A., as trustee (the “2020 Indenture”); (vii) 9,705,442 Shares were reserved for issuance upon the exercise of the Call-Spread Warrants (before giving effect to any make-whole adjustments), (viii) an aggregate of 13,365,862 Shares were reserved for issuance upon or otherwise deliverable in connection with Company Equity Awards, of which 6,557,184 Shares were subject to outstanding Company Stock Options, 1,103,155 Shares were subject to issuance upon settlement of outstanding restricted stock units and 219,405 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming achievement of the maximum level of performance at the end of the applicable performance period (and, alternatively, 202,298 Shares were subject to issuance upon settlement of outstanding performance restricted stock units, assuming performance goals were achieved such that (A) 100% of the Shares subject to the performance restricted stock units granted in 2013 and (B) eighty-three and one-third (83.33%) of the maximum number of Shares that may be delivered under the performance stock units granted in 2014 (the same portion that would be delivered upon achievement at the 100% target level) were earned at the end of the applicable performance period)), and (ix) 38,038 Shares were reserved for issuance and available for issuance subject to outstanding Options (as defined in the ESPP) pursuant to the ESPP (assuming accumulated payroll deductions as of November 30, 2014). As of the close of business on the Capitalization Date, before giving effect to any “make-whole” adjustments set forth therein, the conversion ratio of the 2017 Convertible Notes, 2018 Convertible Notes and 2020 Convertible Notes is 34.2759, 12.1318 and 12.1318 Shares per $1,000 aggregate principal amount, respectively.  As of the close of business on the Capitalization Date, the Company held Company Hedge Options entitling the Company to receive up to 2,846,931 shares of Company Common Stock or an amount in cash upon exercise of the Company Hedge Options, subject to adjustments, pursuant to the terms thereof, with such shares of Company Common Stock calculated by reference to assumed Merger Consideration of $102 per share of Company Common Stock, an assumed “make-whole” adjustment under the 2020 Convertible Notes and the 2018 Convertible Notes with a make-whole effective date of February 1, 2015 and no exercise of discretion by the Calculation Agent (as defined in the relevant Company Hedge Options).  From the close of business on the Capitalization Date through the date of this Agreement, no options or other rights to acquire Shares or shares of Preferred Stock have been granted and no Shares have been issued, except for Shares issued pursuant to the exercise, settlement or conversion of Company Equity Awards outstanding on the Capitalization Date (as listed on Section 4.3(d) of the Company Disclosure Schedule) or conversion or redemption of Convertible Notes in accordance with their terms.

(c)           Except as set forth in clauses (a) and (b) of this Section 4.3, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (C) options or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities, bonds, debentures, notes or other obligations for which the holders have the right to vote (or are convertible into or exercisable for securities having the right to vote), or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities”); (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities; (iii) there are no other options, calls, warrants, preemptive rights or other rights relating to Company Securities to which the Company is a party; or (v) the Company has not Shares reserved for issuance.

(d)           The outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and all such shares of capital stock or other equity interests are owned beneficially and of record by the Company or a Company Subsidiary, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever (“Liens”) other than Permitted Liens.  There are not outstanding or authorized any options or other rights to acquire from the Company Subsidiaries, or any obligations of the Company Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company Subsidiaries (collectively, “Subsidiary Securities”).  There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities, and there are no other options, calls, warrants, preemptive rights or other rights, relating to Subsidiary Securities to which the Company or its Subsidiaries is a party. Section 4.3(d) of the Company Disclosure Letter sets forth a correct and complete list of each Company Stock Option, Company Equity Award, and Option (as defined in the ESPP) outstanding under the Company Equity Plans as of the close of business on the Capitalization Date, including the holder’s name, date of grant, governing Company Equity Plan, term, number of Shares subject thereto, number of Shares vested as of such date, and, where applicable, exercise price.

Section 4.4.           Authority.

(a)           Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, the Company has all necessary corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the Offer and the Merger (other than the filing with the Secretary of State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).

(b)           The Company Board (at a meeting or meetings duly called and held) has unanimously: (i) determined that this Agreement and the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders; (ii) approved, declared advisable and adopted this Agreement; and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer (clauses (i) through (iii), the “Company Board Recommendation”), which actions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

Section 4.5.           No Conflict; Required Filings and Consents.

(a)           Except as contemplated herein, the execution, delivery and performance of this Agreement by the Company, the consummation of the Offer, and the consummation by the Company of the Merger does not and will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or comparable governing instruments of any Company Subsidiary, assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any United States or foreign federal, state or local law, constitution, treaty, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar legal requirement enacted, issued, adopted or promulgated by a Governmental Entity that is binding upon or applicable to such

Person, as amended unless expressly specified otherwise herein (“Law”) or (ii) (A) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default), or (B) give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument (each, a “Contract”) to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence that would not have, individually or in the aggregate, a Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any United States or foreign (x) federal, state, local, municipal, or other government, (y) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (z) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal (each, a “Governmental Entity”), except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including state securities, takeover and “blue sky” laws), (ii) applicable requirements of Antitrust Laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Antitrust Laws of the jurisdictions set forth in Section 4.5(b) of the Company Disclosure Letter or the filings, approvals and/or notices listed in Section 4.5(b) of the Company Disclosure Letter, (iii) applicable requirements of Nasdaq, (iv) applicable requirements of the DGCL, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6.           SEC Reports; Financial Statements.

(a)           The Company has filed or furnished, as applicable, on a timely basis all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the SEC under the Exchange Act since January 1, 2012 (such documents filed or furnished since January 1, 2012 and prior to the date hereof, the “SEC Reports”).  As of their respective dates, each of the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed or furnished.  As of their respective dates, the Net Sales Statements (as defined in the Listed CVR Agreement) furnished with respect to the Listed CVRs (as defined in Section 6.11) complied as to form in all material respects with the applicable requirements of the Listed CVR Agreement (as defined in Section 6.11) and no Net Sales Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq with respect to the Company Common Stock.

(b)           The audited and unaudited consolidated financial statements (including the related notes thereto) of the Company included in the SEC Reports (the “Financial Statements”), as amended or supplemented prior to the date of this Agreement, have been prepared in accordance with GAAP and fairly present in all material respects in conformity with GAAP the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated statements of operations, consolidated statements of cash flows, as well as the stockholders’ equity for the periods indicated therein (subject, in the case of unaudited Financial Statements, to normal and recurring year-end audit adjustments and condensed notes).

(c)           The Company has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, and, to the knowledge of the Company, such system of internal control over financial reporting is effective.  For purposes of this Section 4.6(c), “knowledge of the Company” means the actual knowledge of the Chief Executive Officer and the Chief Financial Officer of the Company and will not have the meaning ascribed thereto in Section 9.3(i).  The Company has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the timeframes specified by the SEC’s rules and forms (and such disclosure controls and procedures are effective), and has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses known to it in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud known to it, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)           To the knowledge of the Company, as of the date hereof, no employee of the Company or its Subsidiaries has provided since January 1, 2012 or is providing information to any law enforcement agency regarding the violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or its Subsidiaries.  Neither the Company nor its Subsidiaries have discharged, demoted or suspended an employee of the Company or its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(e)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other SEC Reports.

(f)            Neither the Company nor its Subsidiaries has any liabilities of a nature required by GAAP to be reflected in a consolidated balance sheet, other than liabilities (i) as and to the extent reflected or reserved against on the Balance Sheet or in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (iii) investment banking, accounting, legal and other fees incurred by the Company in connection with the negotiation, execution, delivery and performance of this Agreement or (iv) liabilities that would not have, individually or in the aggregate, a Material Adverse Effect.  The “Balance Sheet” means the consolidated balance sheet of the Company dated as of September 30, 2014 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the SEC prior to the date hereof.

Section 4.7.           Contracts.

(a)           As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i)            relating to third-party indebtedness for borrowed money or any third-party financial guaranty in excess of $10 million in the aggregate;

(ii)           required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b) of Regulation S-K under the Securities Act;

(iii)          that (A) contains any non-compete or exclusivity provisions (or obligates the Company or any Subsidiary to enter into any non-compete or exclusivity arrangements) with respect to any line of business, geographic area, product, supplier, or other conduct with respect to the Company or any of its Subsidiaries, or after consummation of the transactions contemplated by this Agreement, Parent or any of its Subsidiaries, (B) restricts the conduct of any line of business (including the ability to research, develop, distribute, sell, supply, market or manufacture any product (including products under development) for any indication in any product market, therapeutic area or geographic area) by the Company or any of its Subsidiaries, or after consummation of the transactions contemplated by this Agreement, by Parent or any of its Subsidiaries, or (C) requires or obligates the Company or any Subsidiary to purchase specified minimum amounts of any product or material, to the extent such specified amount is material to the Company, or to perform or conduct research, clinical trials or development for the benefit of any person other than the Company or any Subsidiary;

(iv)          (A) containing any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed to cause its affiliates not to acquire assets or securities of another Person or (B) containing a put, call, right of first refusal or similar right pursuant to which the Company or its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $20,000,000 in the aggregate;

(v)           that is between the Company or its Subsidiaries and any of their respective directors or officers or any Person beneficially owning five percent (5%) or more of the outstanding Shares and would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(vi)          that involves annual expenditures in excess of $10,000,000 and was not entered into in the ordinary course of business;

(vii)         establishing a partnership or joint venture;

(viii)        relates to research, clinical trial, development, distribution, sale, supply, license, marketing, co-promotion or manufacturing by third parties of (A) products (including products under development) of the Company or any Subsidiary or (B) products (including products under development) licensed by the Company or any Subsidiary, in each case where such contract involves annual expenditures greater than $5,000,000 or that is not terminable on notice of 90 days or less without the payment of any penalty or termination fee greater than $1,000,000; or

(ix)          that involves the payment by the Company or its Subsidiaries of royalties.

(b)           All Contracts of the type described in clauses (a)(i) through (a)(ix) above to which the Company or its Subsidiaries is a party to or bound by and the Contracts filed as exhibits to the SEC Reports and all IP Contracts required to be identified on Section 4.9(e) of the Company Disclosure Letter, are referred to herein as the “Material Contracts.”  Except, in each case, as has not had a Material Adverse Effect: (i) each Material Contract is valid and binding on the Company or its Subsidiaries and, to the knowledge of the Company, each other party thereto and is in full force and effect, and (ii) the Company and its Subsidiaries have performed and complied with all obligations required to be performed or complied with by it under each Material Contract.  Except in any case of default as would not have a Material Adverse Effect, (x) there is no default under any Material Contract by the Company or its Subsidiaries or, to the knowledge of the Company, by any other party, and (y) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, by any other party.

Section 4.8.           Properties.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be:

(i)            holds good title to all of the properties and assets reflected in the latest balance sheet included in the SEC Reports as being owned by the Company or its Subsidiaries (collectively, with respect to real property, the “Owned Real Property”) or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (A) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings (and for which reserves are maintained in accordance with GAAP on the financial statements of the Company), (B) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (C) other statutory liens securing payments not yet due, (D) purchase money Liens and Liens securing rental payments under capital lease arrangements, (E) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances, if any, that do not individually, or in the aggregate materially affect the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as presently conducted, (F) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the financial statements included in the Financial Statements and (G) other Liens being contested in good faith in the ordinary course of business or that would not have, individually or in the aggregate, a Material Adverse Effect (collectively, the “Permitted Liens”);

(ii)           holds the Owned Real Property, or any portion thereof or interest therein, free of any outstanding options or rights of first refusal or offer to purchase or lease; and

(iii)          is the lessee of all leasehold estates, subleases, licenses or occupancy agreements reflected in the Financial Statements or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business) (collectively, with respect to real property, the “Leased Real Property”); and (A) is in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect and enforceable by the Company which is a party thereto in accordance with their terms and constitutes a valid and binding obligation of the Company or the applicable Subsidiary of the Company, subject to the Bankruptcy and Equity Exception and (B) the Company has not received written notice of any termination, cancellation, breach or default under any such lease.

(b)           With respect to the Owned Real Property and the Leased Real Property (collectively, the “Real Property), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be:

(i)            The Company has not received written notice of any existing, pending or contemplated condemnation, inverse condemnation, expropriation or other proceeding in eminent domain, or any other taking by public authority with or without payment or consideration therefor affecting the Real Property or any portion thereof or interest therein.

(ii)           There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other Contracts granting to any person (other than the Company) the right to use or occupy the Real Property and no other Person (other than the Company) is in possession of the Real Property.

Section 4.9.           Intellectual Property.

(a)           Section 4.9(a) of the Company Disclosure Letter  sets forth, as of the date hereof, a complete and correct list of all (i) Patents (ii) Trademarks (iii) Copyrights and (iv) Internet domain names, in each instance, constituting Owned Intellectual Property that are the subject of a registration or a pending application for registration (collectively, the “Registered Intellectual Property”) indicating, for each such item in (i), (ii), (iii) and (iv), as applicable and as of the date hereof, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number, and the filing/issuance date.

(b)           All assignments to the Company and/or its Subsidiaries of Patents constituting Owned Intellectual Property that are material to the business of the Company and its Subsidiaries have been properly executed and recorded.  The Company or one of its Subsidiaries (i) except as noted in Section 4.9(a) of the Company Disclosure Letter, solely and exclusively own all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens and licenses granted under the IP Contracts) and (ii) possess legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of the Company’s and its Subsidiaries’ businesses; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.9(c) below.  None of the Owned Intellectual Property is subject to any claims of joint ownership and all registration, renewal, maintenance and other payments that are or have become due with respect to each item of Registered Intellectual Property have been timely paid as of the date hereof, by or on behalf of the owner of such item.  The Owned Intellectual Property (A) is, to the knowledge of the Company, valid, subsisting and enforceable, and (B) is not subject to any outstanding order, judgment or decree.

(c)           To the knowledge of the Company, neither the conduct of the Company’s and its Subsidiaries’ businesses nor the use of any Intellectual Property (including the development, manufacture, distribution, marketing, transportation, sale, import, export and other exploitation of any products or services) by the Company or its Subsidiaries misappropriates, infringes on or otherwise violates the Intellectual Property of any Person.  Since January 1, 2012 neither the Company nor any of its Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any Intellectual Property of any Person.  As of the date hereof there is no claim, action, arbitration, suit, investigation or other proceedings pending or, to the knowledge of the Company, threatened, against the Company or its Subsidiaries, or any of their respective Affiliates at Law or in equity by or before any Governmental Entity alleging the violation, misappropriation or infringement of the Intellectual Property of any Person.

(d)           To the knowledge of the Company, no Person is misappropriating, infringing or violating, or intending to misappropriate, infringe, or violate, any right of the

Company or any of its Subsidiaries with respect to any Owned Intellectual Property and/or any Intellectual Property exclusively licensed to the Company or its Subsidiaries.

(e)           Section 4.9(e) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and correct list of all IP Contracts.

(f)            Each current and former employee of the Company or any of its Subsidiaries who works or worked in the Company’s or a Subsidiary’s business and each current and former independent contractor of the Company or any of its Subsidiaries who provides or provided services to the Company’s or a Subsidiary’s business, in each instance, that was or is involved in the invention, creation, development, design or modification of any Intellectual Property that is material to the Company’s any of its Subsidiaries’ businesses has executed a valid and binding written agreement expressly assigning to the Company or any of its Subsidiaries all right, title and interest in and to any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or any of its Subsidiaries, and all Intellectual Property therein. In addition, (i) the Company or any of its Subsidiaries has obtained a valid assignment specifically listing each Patent that is material to the Company’s or its Subsidiaries’ business invented by such current or former employee of the Company or such Subsidiary or current or former independent contractor and (ii) with respect to any Patent that is material to the Company’s or its Subsidiaries’ business that is jointly owned by Company or any of its Subsidiaries and a Third Party, such Third Party has obtained a valid, written assignment from each of the inventors employed or contracted by such Third Party conveying all rights, title and interest to such Third Party.

(g)           For purposes of this Agreement, the following terms have the following meanings:

(i)            “Intellectual Property”  means all of the following, and rights in, arising out of, or associated therewith, throughout the world: (A) trademarks, service marks, corporate names, trade names, brand names, product names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks” ); (B) patents (including utility and design patents), and the applications for the same, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof (collectively, “Patents” ); (C) trade secrets, know-how, and any other proprietary or confidential information, including customer, distributor, consumer and supplier lists and data, technology, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models and methodologies (collectively, “Trade Secrets” ); (D) copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations and reversions thereof and (E) other intellectual property rights, and all goodwill associated therewith, whether or not subject to Patent, Copyright, Trademark or other intellectual property registration or classification, now known or hereafter recognized in any jurisdiction worldwide.

(ii)           “IP Contracts”  means all Contracts in force as of the date hereof, the primary subject of which is the licensing of Intellectual Property, (A) under which the Company or any of its Subsidiaries has obtained or granted any express license to use, or (B) which by their terms expressly restrict the Company’s or any of its Subsidiaries’ right to use, in each case (A) and (B) of this definition, any Intellectual Property that is material to the continued operation of the business of the Company or its Subsidiaries, other than Contracts entered into in the ordinary course of business and Contracts with respect to Intellectual Property that is generally available on a commercial basis from third parties, including any Contracts providing for the license of software that is generally available on a commercial basis.

(iii)          “Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

Section 4.10.         Compliance.

(a)           Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals and clearances, and has submitted notices to, all Governmental Entities, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act of 1944, as amended, and the regulations of the FDA promulgated thereunder, and any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company’s products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries as currently conducted (the “Permits”), and as of the date hereof, all such Permits are valid, and in full force and effect.  Since November 30, 2010, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Permit except as has not had, individually or in the aggregate, a Material Adverse Effect.  The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Permits, and no event has occurred that, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Permit, except as has not had, individually or in the aggregate, a Material Adverse Effect.

(b)           Except as would not have, individually or in the aggregate, a Material Adverse Effect, since November 30, 2010, all applications, submissions, information and data utilized by the Company or the Company’s Subsidiaries as the basis for, or submitted by or, to the knowledge of the Company, on behalf of the Company or its Subsidiaries in connection with, any and all requests for Permits relating to the Company or any of its Subsidiaries when submitted to the FDA or other Company Regulatory Agency, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Company Regulatory Agency.

(c)           Since November 30, 2010, neither the Company, nor its Subsidiaries, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or similar policies, set forth in any applicable Laws, except as has not had, individually or in the aggregate, a Material Adverse Effect.

(d)           Since January 1, 2012, the Company and its Subsidiaries have not received any material FDA Form 483, Warning Letter, untitled letter or other similar correspondence or notice from the FDA or any other similar foreign Governmental Entity alleging or asserting noncompliance with any applicable Laws or Permits.

(e)           Since November 30, 2010, all studies, tests and preclinical and clinical trials being conducted by the Company or its Subsidiaries have been and are being conducted in material compliance with applicable Laws, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices.  Since January 1, 2012, the Company and its Subsidiaries have not received any written notices, correspondence or other communication from any institutional review board, the FDA or any other similar foreign Governmental Entity, recommending or requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, except as has not had, individually or in the aggregate, a Material Adverse Effect.  For the purposes of this Agreement, (i) “Good Clinical Practices”  , means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312 and (ii) “Good Laboratory Practices”  means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

(f)            Since November 30, 2010, to the knowledge of the Company, the manufacture of products on behalf of the Company and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices.  For the purposes of this Agreement, “Good Manufacturing Practices”  means the current good manufacturing practices for drugs and finished pharmaceutical products contained in 21 C.F.R. Part 210 and 211 as in effect at the time of manufacture.

(g)           Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, since November 30, 2010, the Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate.  As of the date hereof, the Company and its Subsidiaries have no knowledge of any facts which would cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or its Subsidiaries, (ii) change in the marketing classification or a material change in labeling of any such products or (iii) a termination or suspension of marketing of any such products.

(h)           The Company and its Subsidiaries are and at all times since November 30, 2008 have been in material compliance with all applicable federal and state criminal and civil Laws (including without limitation the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), Medicaid Rebate Statute (42 U.S.C. § 1396r-8), Medicare Part B Drug Pricing (42 U.S.C. §1395w-3a), 340B Program (42 U.S.C. § 256b), the Veterans Health Care Act of 1992 (38 U.S.C. § 8126), and the Medicare Part D Coverage Gap Discount Program (42 U.S.C. §1395w—114a), and any comparable state Laws), and the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”), and (ii) there is no civil, criminal, administrative or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the knowledge of the Company, overtly threatened against the Company or any Company Subsidiary.

(i)            Neither the Company, its Subsidiaries nor any of their respective directors, officers, or employees, nor, to the knowledge of the Company, any of its agents or distributors or any other person acting on behalf of the Company or any of its Subsidiaries has at any time since November 30, 2010, in any material respect, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (“UK Bribery Act”), (iv) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (v) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(j)            Except as disclosed in Section 4.10(j) of the Company Disclosure Letter (“FCPA Matters”), as of the date hereof, neither the Company nor its Subsidiaries is subject, in any material respect, to any pending or, to the knowledge of the Company, threatened in writing investigation, claim, or enforcement action by FDA, HHS-OIG, private whistleblowers, CMS, VA, VA OIG, or DOJ or any other similar foreign or domestic Governmental Entities pursuant to the Anti-Kickback Statute, the False Claims Act, the FDCA, the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, the Veterans Health Care Act of 1992, the Medicare Part D Coverage Gap Discount Program including without limitation any equivalent or similar foreign Law.  Neither the Company nor its Subsidiaries is, in any material respect, resubmitting or planning to resubmit, or refunding any monies owed due to a resubmission, to the government of data reported under the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, Veterans Health Care Act of 1992, or the Medicare Part D Coverage Gap Discount Program.

(k)           The provisions of this Section 4.10 do not apply to Environmental Laws or Materials of Environmental Concern.

Section 4.11.         Absence of Certain Changes or Events.

(a)           Other than in connection with the transactions contemplated hereby, since September 30, 2014 through the date of this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and except as provided in or contemplated by this Agreement, neither the Company nor its Subsidiaries has taken any action since September 30, 2014 that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 6.1.

(b)           Since September 30, 2014 through the date of this Agreement, there has not been any change, event, effect or occurrence that has had, individually or in the aggregate, a Material Adverse Effect.

Section 4.12.         Absence of Litigation.  As of the date hereof, there is no civil, criminal or administrative claim, action, suit, hearing, arbitration, investigation or proceeding by or before any Governmental Entity (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries or any of its or their properties, or to the knowledge of the Company, or any executive officer or director in his or her capacity as such, other than any such Proceeding that would not have, individually or in the aggregate, a Material Adverse Effect.  As of the date hereof, none of the Company, its Subsidiaries or any of their respective properties is subject to any outstanding judgment, order, writ, injunction, award or decree, except as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13.         Employee Benefit Plans.

(a)           Section 4.13(a) of the Company Disclosure Letter, sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other material plan,  policy, program practice, agreement, understanding or arrangement, whether written or unwritten, providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any of its Subsidiaries, which is maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any material obligation or liability, whether actual or contingent, including all pension, retirement, superannuation, profit sharing, incentive, bonus, deferred compensation, perquisites, vacation, holiday, cafeteria, medical, hospitalization, insurance, thirteenth month, sick pay, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit, stock-based compensation, change-in-control, tax gross-up, tax indemnification, retention, employment, consulting, personnel or severance policies, programs, practices, Contracts or arrangements (each, a “Company Plan”), excluding Foreign Benefit Plans.  For purposes of this Agreement, the term “Foreign Benefit Plans” will mean those Company Plans maintained, sponsored or contributed to (or required to be contributed to) primarily for the benefit of current or former employees of the Company or any of its Subsidiaries who are or were regularly employed outside the United States (but which will exclude any such Company Plans to the extent required by applicable foreign Law to be so maintained, sponsored or contributed to).  Section 4.13(a) of the Company Disclosure Letter sets forth a true, complete and correct list of each material Foreign Benefit Plan.  For purposes of this Section 4.13, “ERISA Affiliate” will mean any entity (whether or not incorporated) that is required to be treated as a single employer with the Company or any of its Subsidiaries under Sections 414(b) or (c) of the Code.  The Company has no express or implied commitment to terminate or modify or change any Company Plan, other than with respect to a termination, modification or change required by ERISA or the Code, or commitment to terminate or modify or change any Foreign Benefit Plan, other than with respect to a termination, modification or change required by any similar applicable Law, or which would not have, individually or in the aggregate, a Material Adverse Effect.

(b)           With respect to each Company Plan (including each Foreign Benefit Plan), the Company has made available to Parent true, complete and correct copies of the following (as applicable): (i) the written plan document or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) the current summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the Internal Revenue Service (the “IRS”); (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules and attachments thereto; (vi) any related trust agreements, insurance contracts or other funding arrangements; (vii) any material notices since January 1, 2012 to or from the IRS or any office or representative of the Department of Labor or any applicable Governmental Entity relating to any compliance issues in respect of any such Company Plan or Foreign Benefit Plan; and (viii) all material amendments, modifications or supplements to the plan document of such Company Plan and Foreign Benefit Plan.

(c)           Each Company Plan has been administered in accordance with its terms and applicable Law and the Company has made all timely contribution (or, if not yet due, proper financial reporting) of any amounts required to be made under the terms of any of the Company Plans, in each case, except as would not have, individually or in the aggregate, a Material Adverse Effect.  Each Company Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Company Plan.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries has received notice of and, to the knowledge of the Company, there are no audits or investigations by any Governmental Entity with respect to, or other actions, claims, suits or other proceedings against or involving any Company Plan or asserting rights or claims to benefits under any Company Plan (other than routine claims for benefits payable in the normal course).  Except as required under Section 601 et seq. of ERISA (“COBRA”) or as set forth on Section 4.13(c) of the Company Disclosure Letter, no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(d)           Neither the Company nor any ERISA Affiliate maintains or contributes to or is obligated to contribute to (or has maintained or contributed to or been obligated to contributed to during the six-year period prior to the date hereof) a “multiemployer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA) or a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code.

(e)           Neither the Company nor any ERISA Affiliate maintains or contributes to, or during the six-year period prior to the date hereof has maintained or contributed to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(f)            Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger), whether alone or in conjunction with any other event, (i) will entitle any employee, officer, consultant, independent contractor or director of the Company or its Subsidiaries to any payment (whether severance payment or otherwise) or any increase in payment, or (ii) will accelerate the time of payment or vesting, or increase the amount of compensation or benefits due, any such employee, officer, consultant, independent contractor or director.  Neither the execution of this Agreement nor the consummation the transactions contemplated by this Agreement (including the Offer and the Merger), whether alone or in conjunction with any other event has resulted in or will result in any payment or series of payments that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any employee, officer, consultant, independent contractor or director of the Company or its Subsidiaries.  Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 4999 of the Code.  The Company has made available to Parent its good faith estimate of any Section 280G calculations prepared (whether or not final) with respect to any “disqualified individual” within the meaning of Section 280G(c) of the Code in connection with the transactions contemplated hereby (the “280G Estimate”) assuming for such purposes that such individuals’ employment were terminated immediately following the Effective Time as if the Effective Time were January 1, 2015.

(g)           Each plan of the Company or any of its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including proposed regulations notices, rulings and final regulations), except as would not have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(h)           Each Company Equity Award was granted in accordance with all applicable Laws and the terms of the Company Equity Plan applicable thereto.  Each Company Stock Option has an exercise price equal to or greater than the fair market value of one Share on the date of grant, as determined under the applicable Company Equity Plan.

(i)            Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws; (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iii) each Foreign Benefit Plan required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in accordance with applicable Law.

Section 4.14.         Labor and Employment Matters.  Prior to the date of this Agreement, the Company has made available to Parent, true and complete information as to the name, current job title, date of hire, location of employment, employing entity, base salary, and bonus or incentive opportunity for 2014 of all current employees, officers and directors of the Company and its Subsidiaries.  Each of the Company and its Subsidiaries is in compliance with all applicable Laws and, to the extent they constitute legally enforceable obligations, their own policies respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including the Immigration Reform and Control Act or similar Laws of any jurisdiction, the Worker Adjustment Retraining and Notification Act or similar Laws of any jurisdiction, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, collective dismissals, consultation, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance or other termination-related payments, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, worker classification, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement or any other contract with a trade union, labor union, works council or other labor organization (other than any industry-wide or statutorily mandated agreement in a non-U.S. jurisdiction).  There is no unfair labor practice charge pending or, to the knowledge of the Company, threatened which if determined adversely to the Company or its Subsidiaries would have a Material Adverse Effect.  Except as would not have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (i) to the knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization, (ii) there are no strikes, slowdowns, walkouts, work stoppages or other labor-related controversies pending or, to the knowledge of the Company, threatened and (iii) neither the Company nor any of its Subsidiaries has experienced any such strike, slowdown, walkout, work stoppage or other labor-related controversy since January 1, 2012.  Neither the Company nor its Subsidiaries has any duty to bargain with, consult with, provide notification to, or obtain the approval of, any trade union, labor union, works council or other labor organization or similar organization or labor-related Governmental Entity prior to the execution of this Agreement or as a condition to the consummation of the transactions contemplated by this Agreement.

Section 4.15.         Insurance.  Each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance with the terms and conditions of such

Insurance Policy, and (a) neither the Company nor any of its Subsidiaries is in breach or default under any Insurance Policy, and (b) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any Insurance Policy, in the case as relates to clauses (a) and (b), which breach or default, individually or in the aggregate, would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16.         Tax Matters.  Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)           (i) The Company and each of its Subsidiaries have timely filed, or have caused to be duly and timely filed (in each case, taking into account extensions validly obtained) all income Tax Returns and all other material Tax Returns required to be filed; (ii) all such Tax Returns are true, complete and accurate; (iii) all Taxes due and payable by the Company and its Subsidiaries have been paid; (iv) the Company and each of its Subsidiaries have complied with all applicable laws, rules, and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by law, withheld and paid over to the proper Governmental Entity all amounts including, but not limited to, in respect of amounts paid to employees, independent contractors, stockholders, creditors, or third parties, required to be so withheld and paid over, except, in each case of clauses (i) through (iv), with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Balance Sheet; and (v) no Tax authority has asserted, or threatened in writing to assert, a Tax liability in connection with an audit or other administrative or court proceeding involving Taxes of the Company or any of its Subsidiaries that has not been paid or otherwise settled.

(b)           During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c)           Neither the Company nor any of its Subsidiaries (i) is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (iii) has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(d)           Neither the Company nor any of its Subsidiaries participates or has participated in a “listed transaction” or “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(e)           No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing within the last five (5) years which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(f)            Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(g)           Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” under section 7121 of the Code, or other agreement with a Governmental Entity in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax returns of the Company or any of its Subsidiaries is currently pending with any Governmental Entity, and no such ruling, relief or advice has been obtained since 2008;

(h)           For purposes of this Agreement, “Tax” means all taxes, levies, imposts, duties, and other like charges or assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, or windfall profit tax, or other tax of any kind whatsoever, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof imposed by any country, any state, county, provincial or local government or subdivision or agency thereof;  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Governmental Entity with respect to Taxes, including information returns; and “Tax Sharing Agreements” means all agreements binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

Section 4.17.         Environmental Matters.

(a)           Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries comply with all applicable Environmental Laws (as defined below), and possess and comply with all applicable Environmental Permits (as defined below) required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern (as defined below) at any of the Real Property, under circumstances that are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Law; (iii) since January 1, 2012, neither the Company nor its Subsidiaries have received any written notification, order or other communication alleging that it is liable for, or request for information pursuant to any Environmental Law concerning, any Release or threatened Release of Materials of Environmental Concern at any location except, with respect to any such notification, order, or other communication or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate Governmental Entity; and (iv) as of the date hereof, neither the Company nor its Subsidiaries have received any written claim, notice or complaint, or been subject to any Proceeding, relating to noncompliance with Environmental Laws or any other liabilities or obligations arising from Materials of Environmental Concern or pursuant to Environmental Laws, and to the knowledge of the Company no such Proceeding has been threatened; (v) there have been no Releases of Materials of Environmental Concern on, at, from or under the Real Property, which Releases violated applicable Environmental Laws or for which Releases the Company or any of its Subsidiaries could have liability under Environmental Laws; (vi) neither the Company nor its Subsidiaries have released, transported or disposed of Materials of Environmental Concern except in compliance with applicable Environmental Laws; (vii) there has been no use, generation or storage of any Material of Environmental Concern, regardless of quantity, at, on, under, or from any of the Real Property by either the Company or its Subsidiaries, except in compliance with applicable Environmental Laws; (viii) neither the Company nor its Subsidiaries have agreed to assume or accept responsibility, by Contract or otherwise, for any liability of any other Person under Environmental Laws; (ix) as of the date hereof, except for matters that have been resolved, neither the Company nor its Subsidiaries have entered into or agreed to any order or decree, or are subject to any judgment, order or decree, relating to compliance with any Environmental Law or to the investigation, removal or remediation of Materials of Environmental Concern under any Environmental Law; (x) no Remedial Action by either the Company or its Subsidiaries is currently required, or, to the knowledge of the Company, will be required in respect of any Site; and (xi) no capital expenditure in excess of Ten Thousand Dollars ($10,000) will be required in the next year in order for the Company or its Subsidiaries to comply with any requirements of Environmental Laws presently in effect.

(b)           The Company has made available to Purchaser prior to the date of this Agreement true, correct and complete copies of all material reports, studies, analyses or tests, and any results of monitoring programs, in the possession or control of the Company or any of its Subsidiaries pertaining to: (i) the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release or removal of Materials of Environmental Concern at, in, on or under any Real Property or (ii)  the environmental condition of the Real Property.

(c)           Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.17 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(d)           For purposes of this Agreement, the following terms have the meanings assigned below:

“Environment” means soil, soil vapor, surface waters, groundwater, land, stream, sediments, surface or subsurface strata, ambient air, outdoor air or indoor air quality.

“Environmental Laws” means all Laws concerning the protection of human health or the Environment, the existence of or the release or emission of Materials of Environmental Concern or that concerns the protection of persons, natural resources or the Environment, the management of Materials of Environmental Concern or other activities involving Materials of Environmental Concern including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., the

Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (with relation to exposure to Materials of Environmental Concern), as such laws have been amended or supplemented, and/or any other similar federal, state, regional, local, county or foreign Laws.

“Environmental Permits” means all Permits and other authorizations of Governmental Entities required under applicable Environmental Laws.

“Materials of Environmental Concern” means any chemical, metal, substance, waste, material, pollutant, or contaminant, regardless of quantity, the exposure to, presence of, use, storage, disposal, treatment or transportation of which is regulated under or defined by Law, or which is deemed under or by any Law to be “hazardous,” “toxic,” a “contaminant,” “waste,” a “pollutant” or words with similar meaning, and includes petroleum and petroleum products, crude oil or any fraction or by-product thereof, PCBs, polychlorinated biphenyls, asbestos, asbestos-containing products, radon, and radioactive substances.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

“Remedial Action” means actions to test, investigate, remove, treat or in any other way address Materials of Environmental Concern, which actions are required by, taken in order to avoid, discharge or mitigate liability or obligations or potential liability or obligations under, or otherwise taken pursuant to any Environmental Laws.

“Site” means (i) any site or facility all or any portion of which is currently or previously has been owned, leased, subleased or otherwise occupied, or operated, by the Company or its Subsidiaries or otherwise used by the Company or its Subsidiaries in the conduct of its business, and (ii) any site or facility to which Materials of Environmental Concern generated by the Company or its Subsidiaries have been transported for treatment, storage, recycling, or disposal.

Section 4.18.         Affiliate Transactions.  No executive officer or director of the Company or its Subsidiaries and no Person known by the Company to currently own five percent (5%) or more of the Shares, is a party to any Contract with or binding upon the Company or its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing since January 1, 2014, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that is not disclosed in the SEC Reports.

Section 4.19.         Schedule 14D-9; Offer Documents.  None of the information supplied or to be supplied by or on behalf of the Company or any Affiliate of the Company for inclusion in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser that is included in the Offer Documents or the Schedule 14D-9.  The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.20.         Opinion of Financial Advisors.  Morgan Stanley & Co. LLC (“Morgan Stanley”) has delivered to the Company Board its opinion, dated on or about the date hereof, to the effect that, as of such date and based upon and subject to the factors, qualifications, assumptions, limitations and other matters set forth therein, the per share consideration to be received by holders of Shares (other than Shares held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time for which no consideration will be paid, and each Dissenting Share) in the Offer and the Merger is fair, from a financial point of view, to such holders. Goldman Sachs & Co. (“Goldman Sachs” and, together with Morgan Stanley, the “Financial Advisors”) has delivered to the Company Board its opinion, dated on or about the date hereof, to the effect that, as of such date and based upon and subject to the factors, qualifications, assumptions, limitations and other matters set forth therein, the $102.00 in cash to be paid to the holders (other than Parent and its Affiliates) of Shares pursuant to this Agreement is fair from a financial point of view to such holders. Neither opinion of the Financial Advisors has been withdrawn, revoked or modified.

Section 4.21.         Brokers; Certain Fees.  No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or its Subsidiaries, or any of their respective officers, directors or employees, other than the Financial Advisors (and true and complete copies of such engagement letters have been provided to Parent prior to the date of this Agreement).

Section 4.22.         Takeover Laws.  As of the date of this Agreement and assuming the accuracy of the representation set forth in Section 5.8, the Company Board has taken all action necessary under the DGCL to ensure that no restrictions contained in any “fair price,” “control share acquisition,” “business combination” or similar statute (including Section 203 of the DGCL) (collectively, “Takeover Laws”) will apply to the Company, the Shares or the execution, delivery or performance of this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the correspondingly numbered section of the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (provided, however, that a matter disclosed with respect to one representation or warranty will also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed is reasonably apparent), Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1.           Organization.  Each of Parent and Purchaser is a corporation validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with all corporate power and authority necessary to own its properties and conduct its business as currently conducted, except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens.  “Purchaser Material Adverse Effect” means any change, effect, event or occurrence, individually or in the aggregate, that has, or would reasonably be expected to have, a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby.

Section 5.2.           Authority.  Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger.  The execution and delivery of this Agreement by each of Parent and Purchaser and the consummation by each of Parent and Purchaser of the Offer and the Merger have been duly and validly authorized by all necessary corporate action of Parent and Purchaser, and no other corporate or other entity proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Offer and the Merger (other than the filing with the Secretary of State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.3.           No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement and the consummation of the Offer and the Merger by Parent and Purchaser, do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar governing documents) of Parent or Purchaser, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which either of them or any of their respective properties are bound or (iii) (A) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or (B) give rise to any right of termination, cancellation, amendment or acceleration of, or (C) result in the creation of any Lien on any of the properties or assets of Parent or Purchaser under, any Contracts to which Parent, Purchaser or any of their respective Subsidiaries is a party or by which Parent, Purchaser or any of their respective Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by each of Parent and Purchaser and the consummation of the Offer and the Merger by each of Parent and Purchaser do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, (ii) applicable requirements of the Antitrust Laws of the jurisdictions listed in Section 5.3(b) of the Parent Disclosure Letter or the filings, approvals, and/or notices listed in Section 5.3(b) of the Parent Disclosure Letter, (iii) applicable requirements of the DGCL, (iv) applicable requirements of the New York Stock Exchange, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.4.           Absence of Litigation.  There are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other transactions contemplated by this Agreement, other than any such Proceedings that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5.           Offer Documents; Schedule 14D-9.

(a)           None of the Offer Documents, will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company.  The Offer Documents, will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)           None of the information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the time it is filed with the SEC and, at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.6.           Brokers.  No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Purchaser or any of their respective officers, directors or employees, other than J.P. Morgan Securities LLC and Deutsche Bank Securities Inc.

Section 5.7.           Operations of Purchaser.  Purchaser has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 5.8.           Share Ownership.  Neither Parent nor Purchaser, nor any of their Affiliates, is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  Neither Parent nor any of Parent’s Subsidiaries or other Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Subsidiaries or other Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

Section 5.9.           Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger.  The vote or consent of Parent as the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.10.         Funds.  As of the date of this Agreement, Parent has sufficient cash and/or other financials resources to, and as of the Acceptance Time and at the Closing, Parent will have, and will cause Purchaser to have, available the funds necessary to, consummate the transactions contemplated by this Agreement, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Closing and to pay all related fees and expenses.  Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.11.         Investigation by Parent and Purchaser.

(a)           Each of Parent and Purchaser (i) has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and (ii) acknowledges that each of Parent and Purchaser has been provided access to such books and records, facilities, equipment, contracts and other assets of the

Company and its Subsidiaries that they and their Representatives have requested to review.  In entering into this Agreement, each of Parent and Purchaser has relied solely upon its own investigation and analysis, and each of Parent and Purchaser acknowledges that, except for the representations and warranties of the Company expressly set forth in Article IV, none of the Company, its Subsidiaries or any of their Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Purchaser or any of their Representatives.  Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any of their Representatives or any other Person has made a representation or warranty to Parent or Purchaser with respect to (x) any projections, estimates or budgets for the Company or its Subsidiaries or (y) any materials, documents or information relating to the Company or its Subsidiaries made available to each of Parent or Purchaser or their Representatives in any “data room,” confidential memorandum, other offering materials or otherwise, except as expressly and specifically covered by a representation or warranty set forth in ARTICLE IV.

(b)           In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser has received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiaries.  Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Purchaser and their Representatives will have no claim against any Person with respect thereto.  Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.11(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.12.         Other Agreements.  Parent has disclosed to the Company all contracts, agreements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.

ARTICLE VI.
COVENANTS

Section 6.1.           Conduct of Business of the Company Pending the Merger.  Except as provided in or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or in the SEC Reports, as required by applicable Law or as consented to by Parent, which consent will not be unreasonably withheld, delayed or conditioned, during the period from the date of this Agreement to the Effective Time, the Company will conduct its operations according to its ordinary course of business and, to the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact, maintain satisfactory relationships with Governmental Entities, customers and suppliers having significant business dealings with them and keep available the services of their key employees.  Without limiting the generality of the foregoing and except as provided in or contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, without the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned, the Company will not, and will cause its Subsidiaries not to:

(a)           amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(b)           issue, deliver, sell, pledge, dispose of or encumber any Company Securities or other rights of any kind to acquire or receive any Company Securities (except for the issuance of Shares upon the exercise or settlement of Company Equity Awards issued under the Company Equity Plans and outstanding as of the date of this Agreement or issued after the date of this Agreement but solely to the extent expressly permitted by the terms of this Agreement, Options granted in respect of the Current Option Period pursuant to the ESPP and outstanding as of the date of this Agreement, and the 2017 Convertible Notes, the 2018 Convertible Notes, the 2020 Convertible Notes and the Call-Spread Warrants);

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary to the Company or another Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

(d)           adjust, recapitalize, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock or other equity interests of the Company (other than the acquisition of Shares tendered by directors, officers, employees or former employees (i) in connection with a cashless exercise of Company Stock Options, or (ii) in order to pay Taxes in connection with the exercise, settlement or vesting of Company Equity Awards);

(e)           make or offer to make any material acquisition, by means of a merger or otherwise, of any business, assets or securities, or any material sale, lease, encumbrance or other disposition of any business, assets or securities, in each case other than (A) in the ordinary course of business consistent with past practice or (B) in individual transactions involving less than $5 million in assets;

(f)            enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of any material rights under, any Material Contract (or Contract that would be a Material Contract if entered into prior to the date hereof), in each case, other than in the ordinary course of business consistent with past practice;

(g)           grant, transfer, convey or assign to any Person any material right, title or interest in or to any Intellectual Property that is material to the Company’s right to exploit the product known as “Zerbaxa” or to prevent others from doing so, including by way of license or other similar grant of rights;

(h)           authorize or make any capital expenditures in excess of more than $5 million above the amounts reflected in the Company’s capital expenditure budget;

(i)            incur or modify in any material respect the terms of any indebtedness for borrowed money of the Company or any of its Subsidiaries, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any indebtedness for borrowed money of any other Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than Subsidiaries of the Company) outside the ordinary course of business, in any such case in excess of $25 million in the aggregate;

(j)            except as contemplated by Section 3.2 or as required pursuant to a Company Plan in effect on the date of this Agreement or as required by applicable Law (i) establish, adopt, enter into, amend (other than non-material routine amendments to the Company Plans in the ordinary course of business consistent with past practice) or terminate any Company Plan, or adopt or enter into any other employee benefit plan, policy, agreement or arrangement that would be considered a Company Plan if it were in existence on the date of this Agreement; (ii) grant any increases in the compensation, perquisites or benefits to officers, directors, employees or consultants of the Company or its Subsidiaries, other than associated with annual merit-based pay increases to employees of the Company or its Subsidiaries who are non-executive officers in the ordinary course of business consistent with past practice and that do not exceed 3.5% per individual and 3.5% in the aggregate; (iii) grant or provide any bonus, severance, termination, change of control, or retention payments or benefits to, or increase in any manner the bonus, severance, termination, change of control, or retention payments or benefits of, officers, directors, employees or consultants of the Company or its Subsidiaries; (iv) grant, modify or amend any equity or equity-based awards that may be settled in Shares or any other securities of the Company or its Subsidiaries; (v) accelerate, or take any action to accelerate, the vesting or payment of any compensation or benefits under any Company Plan; or (vi) hire any employee or officer with an annual base salary in excess of $125,000 (other than the hiring of any employees or officers to replace any employees or officers who left the Company or its Subsidiaries after the date hereof or in fulfillment of open job requisitions on the date hereof), or terminate the employment of any employee of the Company or its Subsidiaries other than for cause (as determined in the ordinary course of business consistent with past practice);

(k)           except as required by applicable Law, enter into, adopt or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(l)            make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)          compromise, settle or agree to settle any material Proceeding other than (x) compromises, settlements or agreements that involve only the payment of monetary damages of less than $5 million (subject to Section 6.18(b)) or (y) described on Schedule 6.1(a)(l) of the Company Disclosure Letter;

(n)           make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or surrender any right to claim a material Tax refund;

(o)           invest cash or cash equivalents other than (i) in the ordinary course or (ii) in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.

(p)           agree to take any of the actions described in Section 6.1(a) through (o).

Section 6.2.           Access to Information; Confidentiality.

(a)           From and after the date of this Agreement until the Effective Time, the Company will use commercially reasonable efforts upon reasonable advance notice to (i) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records (including Tax Returns) of the Company and its Subsidiaries, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request, and (iii) cause its and its Subsidiaries’ officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request.

(b)           Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute “Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement.

(c)           Nothing in Section 6.2(a) will require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality, (ii) result in a violation of applicable Law or (iii) result in loss of legal protection, including the attorney-client privilege and work product doctrine.

Section 6.3.           Acquisition Proposals.

(a)           Except as permitted by this Section 6.3, the Company will not, and will cause its Subsidiaries not to, and will instruct their Representatives not to, directly or indirectly, from the date hereof until the Acceptance Time:  (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal or engage in any negotiations with respect thereto, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with any such Person (other than Parent, Purchaser or any designees of Parent or Purchaser), or provide any non-public information or data to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) relating to, the Company or any of its Subsidiaries, or to afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any such Person (other than Parent, Purchaser or any designees of Parent or Purchaser).  The Company and its Subsidiaries will, and shall direct their Representatives to, immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Person with respect to any Acquisition Proposal or proposal that could reasonably be expected to lead to an Acquisition Proposal, and, to the extent the Company is contractually permitted to do so, will request the return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person.

(b)           Notwithstanding anything to the contrary contained in Section 6.3(a), at any time following the date of this Agreement and prior to the Acceptance Time, the Company may (i) furnish information with respect to the Company and its Subsidiaries to a Person (and its Representatives) making a written Acquisition Proposal that the Company believes is bona fide and (ii) participate in discussions or negotiations with such Person regarding such Acquisition Proposal; provided, that (A) the Company will not, and will instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a customary confidentiality agreement with such Person on terms that, taken as a whole, are not materially less restrictive to the other party than those contained in the Confidentiality Agreement (except that such confidentiality agreement need not prohibit the making or amendment of any Acquisition Proposal), (B) the Company will, as promptly as reasonably practicable, provide to Parent any material non-public information concerning the Company or its Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent and (C) the Company Board or any committee thereof has determined in good faith based on the information then available that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(c)           Prior to the Acceptance Time, the Company will promptly (and in any event within one (1) Business Day) notify Parent in the event that the Company receives any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal or any discussions or negotiations with respect to any Acquisition Proposal are sought to be initiated.  The Company will provide Parent promptly (and in any event within such one (1) Business Day period) the material terms and conditions of any proposals or offers or (in lieu thereof, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and the identity of the Person or group of Persons making any such Acquisition Proposal, request or inquiry), in each case except to the extent that doing so would violate any confidentiality agreement existing as of the date of this Agreement.  The Company will keep Parent reasonably informed on a prompt basis of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations (including by providing copies of additional written materials relating thereto within one Business Day of receipt thereof).

(d)           The Company Board and each committee of the Company Board shall not, subject to the terms and conditions of this Agreement:

(i)            withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation; or

(ii)           except as expressly permitted by, and after compliance with, Section 8.3(b), cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) (an “Alternative Acquisition Agreement) relating to any Acquisition Proposal.

(e)           Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board or any committee thereof may withhold, withdraw, qualify or modify the Company Board Recommendation (a “Change of Board Recommendation) if (i) (x) the Company Board or any committee thereof receives an Acquisition Proposal that it determines in good faith constitutes a Superior Proposal and the Company Board or any committee thereof determines in good faith that the failure to effect a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Company stockholders under applicable Law or (y) an Intervening Event occurs and as a result thereof the Company Board or any committee thereof determines in good faith that the failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the Company stockholders under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, describing in reasonable detail the reasons for such Change of Board Recommendation (a “Recommendation Change Notice); (iii) if applicable, the Company has provided Parent a copy of all definitive agreements (including all financing documents) with respect to such Superior Proposal; (iv) if requested to do so by Parent, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s Representatives any bona fide proposed modifications to the terms and conditions of this Agreement so that the failure to make such Change of Board Recommendation would no longer be inconsistent with the fiduciary duties of the Company Board (and, if applicable, such Superior Proposal ceases to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending three Business Days later at 5:00 p.m. Eastern Time (it being understood and agreed that any bona fide amendment to any material term or condition of any Superior Proposal shall require a new Recommendation Change Notice and a new two Business Day period); and (v) no earlier than the end of the three business day period following receipt of the Recommendation Change Notice by Parent, the Company Board or any committee thereof shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that the failure to effect a Change of Board Recommendation would still reasonably be expected to be inconsistent with its fiduciary duties to the Company stockholders under applicable Law and, if applicable, the Company Board or any committee thereof determines in good faith, after considering the terms of any proposed amendment or modification to this Agreement, the Acquisition Proposal that is subject of the Recommendation Change Notice continues to constitute a Superior Proposal.

(f)            Nothing contained in this Section 6.3 will prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

(g)           For purposes of this Agreement:

(i)            “Acquisition Proposal” means any offer or proposal made or renewed by a Person or group at any time after the date hereof that is structured to permit such Person or group to acquire, directly or indirectly, beneficial ownership of at least fifteen percent (15%) or more of the total voting power or of any class of equity securities of the Company, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company (measured by any of the fair market value, consolidated net revenue, consolidated net income or consolidated book value thereof), in each case other than the transactions contemplated by this Agreement, or any proposal or offer with respect to the issuance by the Company of securities representing more than 15% of the Shares outstanding, in each case, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Offer and the Merger.

(ii)           “Intervening Event” means a material event or circumstance that was not known to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to the Company Board or any committee thereof as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event shall any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event.

(iii)          “Superior Proposal” means an Acquisition Proposal that the Company believes is bona fide (except the references in the definition thereof to “fifteen percent (15%)” will be replaced by “fifty percent (50%)”) made in writing after the date hereof that the Company Board or any committee thereof has determined in its good faith judgment (after taking into account all legal, financial and regulatory aspects of the proposal, the anticipated timing and conditions related to such proposal (including any financing condition or the reliability of any debt or equity funding commitments), and the Person making the proposal) that if consummated would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.3(d) and Section 8.3(b) of this Agreement).

Section 6.4.           Employment and Employee Benefits Matters.

(a)           Parent will cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on (I) December 31, 2015, in the event that the Effective Time occurs before February 28, 2015, and (II) the first anniversary of the Closing Date, in the event that the Effective Time occurs on or after February 28, 2015, to maintain for the individuals employed by the Company at the Effective Time (the “Current Employees”) (i) base compensation and annual target cash incentive compensation opportunity at least as favorable as at the Effective Time, (ii) benefits (excluding severance compensation and benefits and also excluding equity-based compensation and benefits), that are at least as favorable in the aggregate as the benefits maintained for and provided to Current Employees immediately prior to the Effective Time under either the Company Plans or employee benefit plans maintained by Parent or its Affiliates, at Parent’s sole discretion, and (iii) severance benefits that are no less favorable than the severance benefits provided under the Cubist Pharmaceuticals, Inc. 2014 Severance Plan, effective December 7, 2014.  To the extent that the Company has not paid 2014 cash bonuses as of the Acceptance Time, and the Acceptance Time occurs on or after December 31, 2014, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay each Current Employee his or her unpaid 2014 cash bonus under the 2014 Short-Term Incentive Plan (the “STIP”) or the Performance-Based Management Incentive Plan (the “MIP”), as applicable, as determined based upon actual performance.  The determination of actual performance and the payment of such bonuses shall be made in accordance with the terms and conditions of the STIP or the MIP, as applicable (including, for the avoidance of doubt, any award agreement issued thereunder), under which such bonuses were granted; provided, however, that the maximum aggregate bonus payable under the STIP and the MIP shall not exceed one hundred and twenty-five percent (125%) of target for all participants in the STIP and the MIP.

(b)           Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiaries, if applicable, prior to the Effective Time to be taken into account for vesting and eligibility purposes (but not for accrual purposes, except for vacation and other paid time-off and severance, if applicable) under employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries providing benefits to Current Employees after the Effective Time (but excluding the Company Plans), to the same extent as such service was taken into account prior to the Effective Time under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  Without limiting the generality of the foregoing, Current Employees will not be subject to any eligibility requirements or pre-existing condition limitations under any employee health benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time.  Parent will, and will cause the Surviving Corporation and its Subsidiaries, to give such Current Employees credit under such employee health benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all corresponding co-payment, co-insurance, deductibles and maximum out-of-pocket requirements applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(c)           No later than the Acceptance Time, the Company shall take all actions reasonably necessary, including causing the adoption of resolutions of the Company Board, to terminate the Cubist Pharmaceuticals, Inc. 401(k) Plan (the “Company 401(k) Plan”) and to

cause each Current Employee to become 100% vested in such Current Employee’s accounts under the Company 401(k) Plan, effective as of no later than the day immediately preceding the Acceptance Time.  The Company shall provide Parent evidence that such resolutions to terminate the Company 401(k) Plan have been adopted by the Company Board.  The form and substance of such resolutions shall be subject to the reasonable approval of Parent.  As soon as administratively feasible after the Effective Time (but in no case earlier than January 1, 2015, if the Effective Time occurs in calendar year 2014), Parent agrees to take such actions necessary to permit eligible Current Employees to participate in the Merck U.S. Savings Plan (the “Parent 401(k) Plan”) and the Retirement Plan for Salaried Employees of MSD (the “Parent Cash Balance Plan”).  Without limiting the undertakings in Section 6.4(b), service by eligible Current Employees for the Company and its Subsidiaries prior to the Acceptance Time shall be included for vesting, eligibility and cash balance service points, but not for benefit accruals, under the Parent 401(k) Plan and the Parent Cash Balance Plan.  The Parent 401(k) Plan will provide for the receipt of “eligible rollover distributions” (as such term is defined in the Code) as soon as administratively feasible following the Effective Time for each participant in the Company 401(k) Plan who elects to transfer his or her account under the Company 401(k) Plan to the Parent 401(k) Plan.

(d)           At or immediately prior to the Effective Time, the Company shall deliver to Parent a revised final 280G Estimate as of such date and assuming for such purposes that such individuals’ employment were terminated on such date.

(e)           No provision of this Agreement is intended to, or does, (i) prohibit Parent or the Surviving Corporation from amending or terminating any Company Plan or any other employee benefit plan in accordance with its terms and applicable Law, (ii) require the Parent or the Surviving Corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Company Plan or employee benefit plan, and no person participating in any such Company Plan or employee benefit plan shall have any third party beneficiary or other rights with respect to this Section 6.4.

Section 6.5.           Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of the Company than are currently provided in the Certificate of Incorporation and Bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statutes of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and, in the event that any Proceeding is pending or asserted or any claim made during such period, until the disposition of any such Proceeding or claim, unless such amendment, modification or repeal is required by applicable Law, in which case Parent agrees, and will cause the Surviving Corporation, to make such changes to the certificate of incorporation and the bylaws as to have the least adverse affect on the rights of the individuals referenced in this Section 6.5.

(b)           Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director, officer and employee of the Company (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all obligations to pay a judgment, settlement, penalty, and reasonable expenses incurred in connection with any Proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law.  In the event of any such Proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the Proceeding from the Surviving Corporation or Parent (provided, that any Person to whom expenses are advanced will have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)           The Company will purchase prior to the Effective Time tail policies to the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policies (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies.  Parent will cause such policies to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.  Notwithstanding the foregoing, if the coverage described above cannot be obtained, or can only be obtained by paying aggregate premiums in excess of 300% of the annual amount currently paid by the Company for such coverage, the Surviving Corporation shall only be required to provide as much coverage as can be obtained by paying aggregate premiums equal to 300% of the aggregate annual amount currently paid by the Company for such coverage.

(d)           This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and will be enforceable by, any Person or entity referred to in clause (a) of this Section 6.5.  The indemnification and advancement provided for in this Section 6.5 will not be deemed exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, contract or otherwise.  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or majority of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the applicable obligations set forth in this Section 6.5.

Section 6.6.           Further Action; Efforts.

(a)           Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.  Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required by applicable foreign Antitrust Laws with respect to the Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the filing of a Notification and Report Form pursuant to the HSR Act will be made within ten (10) Business Days after the date of the Agreement), and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law.  The parties will also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Laws.  Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws, (D) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any Governmental Entity relating to any Antitrust Laws.  Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.  Notwithstanding anything in this Agreement to the contrary, Parent agrees, and will cause each of its Subsidiaries and Affiliates, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Entity, in each case, to cause the Merger to occur prior to the Outside Date, including but not limited to (1) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity, (2) if necessary to obtain clearance by any Governmental Entity before the Outside Date, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or businesses of the Parent and its Subsidiaries and any other restrictions on the activities of Parent and its Subsidiaries and (3) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment or promulgation thereof.  Each party will bear its own expenses and costs incurred by such party in connection with any HSR Act filings or other such competition filings and submissions which may be required by such party for the consummation of the Offer and the Merger pursuant to this Agreement.

(b)           In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Offer or the Merger, each of Parent, Purchaser and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger.

(c)           Prior to the Acceptance Time, each party will use reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by this Agreement or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated by this Agreement; provided, that in no event will the Company or its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party to obtain any consent, approval or waiver required with respect to any such Contract.

Section 6.7.           Public Announcements.  Each of the Company, Parent and Purchaser agrees that no press release or announcement concerning the transactions contemplated by this Agreement will be issued by such party without the prior consent of the Company and Parent (which consent will not be unreasonably withheld, conditioned or delayed), except as such release or release may be required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party.  The restrictions of this Section 6.7 will not apply to communications by the Company in compliance with Section 6.3 regarding an Acquisition Proposal or a Change of Board Recommendation.

Section 6.8.           Approval of Compensation Actions.  Prior to the Acceptance Time, the Compensation Committee of the Company Board will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved.  For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company or its Subsidiaries to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company or its Subsidiaries into any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement with any present or former director or officer, or any approval, amendment or modification of any such agreement; or (c) approval of, amendment to or adoption of any Company Plan.  For the avoidance of doubt, nothing contained in this Section 6.8 shall permit the Company to take any action that would be prohibited under any other provision of this Agreement, including Section 6.1.

Section 6.9.           Treatment of Convertible Notes.

(a)           The Company, the Surviving Corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the 2017 Indenture) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, to the 2017 Indenture to provide, among other things, that at and after the Effective Time, the right to convert the 2017 Convertible Notes shall be changed into a right to convert each $1,000 principal amount of 2017 Convertible Notes into cash in an amount equal to (x) the Conversion Rate (as defined in the 2017 Indenture) in effect on the Conversion Date (as defined in the 2017 Indenture and as increased pursuant to Section 4.04 of the 2017 Indenture), multiplied by (y) the Merger Consideration in accordance with Section 4.07 of the 2017 Indenture. In addition, prior to the Effective Time, (i) the Company will provide notice of the anticipated effective date of the Merger to holders of the 2017 Convertible Notes and the trustee, paying agent and conversion agent of the 2017 Convertible Notes promptly after the date of this Agreement and in any event within two (2) Business Days of the date hereof in accordance with Sections 3.02(a) and 4.01(e) of the 2017 Indenture and file such notice with the SEC as a pre-commencement communication under Schedule TO, and (ii) the Company and Surviving Corporation will take commercially reasonable efforts to take all such other actions as may be required in accordance with, and subject to, the terms of the 2017 Indenture including delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to comply with the 2017 Indenture. The Company will not make any settlement election under or make any change to the terms of the 2017 Indenture relating to the 2017 Convertible Notes without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed.

(b)           The Company, the Surviving Corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the 2018 Indenture) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, to the 2018 Indenture to provide, among other things, that at and after the Effective Time, the right to convert the 2018 Convertible Notes shall be changed into a right to convert each $1,000 principal amount of 2018 Convertible Notes into cash in an amount equal to (x) the Conversion Rate (as defined in the 2018 Indenture) in effect on the Conversion Date (as defined in the 2018 Indenture and as increased pursuant to Section 4.04 of the 2018 Indenture), multiplied by (y) the Merger Consideration in accordance with Section 4.07 of the 2018 Indenture. In addition, prior to the Effective Time, (i) the Company will provide notice of the anticipated effective date of the Merger to holders of the 2018 Convertible Notes and the trustee, paying agent and conversion agent of the 2018 Convertible Notes promptly after the date of this Agreement and in any event within two (2) Business Days of the date hereof in accordance with Sections 3.02(a) and 4.01(e) of the 2018 Indenture and file such notice with the SEC as a pre-commencement communication under Schedule TO, and (ii), the Company and Surviving Corporation will take commercially reasonable efforts to take all such other actions as may be required in accordance with, and subject to, the terms of the 2018 Indenture including delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to comply with the 2018 Indenture. The Company will not make any settlement election under or make any change to the terms of the 2018 Indenture relating to the 2018 Convertible Notes without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed.

(c)           The Company, the Surviving Corporation and Parent will take all necessary action to execute and deliver a supplemental indenture to the Trustee (as defined in the 2020 Indenture) between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, to the 2020 Indenture to provide, among other things, that at and after the Effective Time, the right to convert the 2020 Convertible Notes shall be changed into a right to convert each $1,000 principal amount of 2020 Convertible Notes into cash in an amount equal to (x) the Conversion Rate (as defined in the 2020 Indenture) in effect on the Conversion Date (as defined in the 2020 Indenture and as increased pursuant to Section 4.04 of the 2020 Indenture), multiplied by (y) the Merger Consideration in accordance with Section 4.07 of the 2020 Indenture. In addition, prior to the Effective Time, (i) the Company will provide notice of the anticipated effective date of the Merger to holders of the 2020 Convertible Notes and the trustee, paying agent and conversion agent of the 2020 Convertible Notes promptly after the date of this Agreement and in any event within two (2) Business Days of the date hereof in accordance with Sections 3.02(a) and 4.01(e) of the 2020 Indenture and file such notice with the SEC as a pre-commencement communication under Schedule TO, and (ii), the Company and Surviving Corporation will take commercially reasonable efforts to take all such other actions as may be required in accordance with, and subject to, the terms of the 2020 Indenture including delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to comply with the 2020 Indenture. The Company will not make any settlement election under or make any change to the terms of the 2020 Indenture relating to the 2020 Convertible Notes without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed.

(d)           Prior to the Acceptance Time, the Company will use commercially reasonable efforts to cooperate with Parent so that the Call-Spread Warrants and the Company Hedge Options are terminated at or as promptly as practicable following the Effective Time.  The Company will, and will cause its Representatives to, cooperate with Parent at Parent’s request in connection with any discussions, negotiations or agreements with Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, any of their respective Affiliates or any other Person (including each other counterparty to the Call-Spread Warrants and the Company Hedge Options) with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Call-Spread Warrants or the Company Hedge Options, including with respect to any cash amounts or shares of Company Common Stock that may be receivable, issuable, deliverable or payable by the Company pursuant the Call-Spread Warrants or the Company Hedge Options.  The Company (i) will not, and will cause its Representatives not to, without Parent’s prior written consent (which consent will not be unreasonably withheld or delayed), (x) make any amendments, modifications or other changes to the terms of, or agree to any adjustment under or amounts due upon termination, cancellation or settlement of, the Call-Spread Warrants or the Company Hedge Options, (y) exercise any right it may have to terminate, or cause the early settlement, exercise or cancellation of, any of the Call-Spread Warrants or Company Hedge Options or (z) except as contemplated herein or has occurred prior to the date hereof, enter into any discussions, negotiations or agreements with respect to any of the foregoing in this clause (d), and (ii) will keep Parent fully informed of all such discussions and negotiations.  The Company will take commercially reasonable efforts to take all such other actions as may be required in accordance with, and subject to, the terms of the Call-Spread Warrants and the Company Hedge Options, including delivery of any notices or other documents or instruments required to give effect to the foregoing or in connection with the consummation of the Merger, each of which will be so delivered substantially in the form previously provided to Parent for Parent’s review.

Section 6.10.         Termination of Credit Facility.  The Company shall terminate the Credit Agreement, dated as of November 20, 2012, among the Company, Royal Bank of Canada, as an issuing bank, swingline lender and administrative agent, and the other lenders party thereto (the “Credit Facility”) at the Acceptance Time, and shall use reasonable best efforts to obtain at the Acceptance Time payoff letters (or confirmation that no amounts are then outstanding under the Credit Facility) from the lenders under the Credit Facility in form and substance reasonably satisfactory to Parent with respect thereto, including, subject to the payment of any applicable payoff amount, the release of all Liens granted in connection with the Credit Facility.

Section 6.11.         Treatment of Contingent Value Rights.  Subject to the procedures set forth on Section 6.11 of the Company Disclosure Letter, Parent will deliver to the trustee each instrument, certificate or opinion, required for the assumption of the rights and obligations, including payment of any amounts due, under the Contingent Value Rights Agreement, dated as of October 24, 2013, by and between the Company and American Stock Transfer & Trust Company, LLC, as trustee (such agreement, the “Listed CVR Agreement” and such Contingent Value Rights, the “Listed CVRs”) and take any other action reasonably requested by the trustee to properly assume the Listed CVRs pursuant to the Listed CVR Agreement, including, without limitation, to evidence the succession of Parent to the Company under the Listed CVR Agreement, and the assumption by Parent of the covenants of the Company in the Listed CVR Agreement and in the CVRs pursuant to Section 6.1(b)(ii).  The procedures described on Section 6.11 of the Company Disclosure Letter will also apply to the Listed CVRs.

Section 6.12.         Conduct of Parent and Purchaser.

(a)           Neither Parent nor Purchaser will take (or permit its Affiliates to take) any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger or the other transactions contemplated by this Agreement.

(b)           Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 6.13.         No Control of the Company’s Business.  Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the

Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14.         Operations of the Purchaser.  Prior to the Effective Time, Purchaser will not engage in any other business activities and will not incur any liabilities or obligations other than as contemplated herein.

Section 6.15.         Ownership of Company Securities.  Prior to the Acceptance Time, none of Parent or Purchaser or their respective Subsidiaries will own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Purchaser or their respective Affiliates will hold any rights to acquire any Company Securities except pursuant to this Agreement.  Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 6.15 shall not apply to (i) any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including without limitation (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser or their respective Subsidiaries to file a Schedule 13D pursuant to the Exchange Act.

Section 6.16.         Stock Exchange De-listing and Deregistration.  The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq to enable (a) the delisting by the Surviving Corporation of the Shares and the Listed CVRs from the Nasdaq and the deregistration of the Shares and the Listed CVRs under the Exchange Act as promptly as practicable after the Effective Time and (b) the deregistration of the 2017 Notes under the Exchange Act as promptly as practicable after the date of this Agreement (including, without limitation, by filing within five (5) Business Days after the date of this Agreement a Form 15 with the SEC to deregister the 2017 Notes under the Exchange Act).

Section 6.17.         Takeover Laws.  If any Takeover Law is or may become applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.18.         Notices of Certain Events; Stockholder Litigation.

(a)           The Company shall notify Parent and Purchaser, and Parent and Purchaser shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement.  In no event shall (x) the delivery of any notice by a party pursuant to this Section limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.

(b)           The Company shall, as promptly as practicable under the circumstances, after it has notice of any of the following notify the Parent of actions, suits, claims, governmental investigations or proceedings instituted or threatened in writing against the Company or any of its directors, officers or Affiliates, including by any stockholder of the Company (by any stockholder and relating to this Agreement or the transactions contemplated hereby, the “Stockholder Litigation”), before any court or Governmental Entity, relating to or involving or otherwise affecting the Company, any Company Affiliates, or any Company Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions.  The Parent shall have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings, the Company shall consult with Parent regarding the defense of any such actions, suits, claims, investigations or proceedings, and the Company may not settle or compromise any Stockholder Litigation without the prior written consent of the Parent, except for, after consulting with Parent, any settlement or compromise that involves solely additional disclosure with respect to the Company and its Subsidiaries.

ARTICLE VII.
CONDITIONS OF MERGER

Section 7.1.           Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger will be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of each of the following conditions:

(a)           No order, injunction or decree issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger will be in effect.  No statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced (and still be in effect) by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(b)           Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER

Section 8.1.           Termination by Mutual Agreement.  This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 8.2.           Termination by Either Parent or the Company.  This Agreement may be terminated and the Offer and the Merger may be abandoned by Parent or the Company at any time prior to the Effective Time if:

(a)           any court of competent jurisdiction or other Governmental Entity has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the terms of this Section 8.2 will not be available to any party unless such party has complied with its obligations under this Agreement in all material respects, including Section 6.6; or

(b)           the Acceptance Time shall not have occurred by the date that is one hundred and twenty (120) days after the date of this Agreement (the “Outside Date); provided, however, that if as of such date, the Offer Condition set forth in Paragraph (1)(b) of Annex I to this Agreement (Regulatory) is not satisfied but all of the other Offer Conditions shall have been satisfied or waived (other than the delivery of the certificate referenced in Paragraph 2(c) of Annex I to this Agreement (senior executive officer’s certificate), which certificate only need to be capable of being delivered) and the Offer Condition set forth in Paragraph (1)(b) of Annex I to this Agreement (Regulatory) remains capable of being satisfied or waived, then the Outside Date may be extended until the date that is sixty (60) days after the Outside Date at the election of Parent or the Company by written notice to the other party prior to termination of this Agreement (and such date shall then be the Outside Date); or

Section 8.3.           Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company at any time prior to the Acceptance Time:

(a)           if (i) Purchaser fails to timely commence the Offer in violation of Section 1.1 hereof, (ii) the Offer has expired or been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer, or (iv) there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser contained in this Agreement, which breach (A) is not capable of being cured within twenty (20) days following receipt by Parent or Purchaser of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within such period and (B) impairs or would reasonably be expected to impair in any material respect the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by this Agreement on a timely basis; or

(b)           at any time prior to the Acceptance Time, if:

(i)            the Company Board or any committee thereof authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing (the “Superior Proposal Notice”) that it intends to enter into such an agreement, which notice shall attach a copy of all definitive agreements (including all financing documents) with respect to such notice;

(ii)           the Company shall have, if required by Parent, discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to terminate this Agreement pursuant to this Section 8.3(b) would not reasonably be inconsistent with the fiduciary duties of the Company Board (and such Superior Proposal would cease to constitute a Superior Proposal) during the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of such Superior Proposal Notice and ending three (3) Business Days later at 5:00 p.m. Eastern Time (it being understood and hereby agreed that (A) such three (3) Business Day period may be the same three business day period contemplated by Section 6.3(d) if the Superior Proposal Notice also serves as a Recommendation Change Notice) and (B) any material amendment to any material term or condition of the definitive agreements provided in the Superior Proposal Notice shall require a new Superior Proposal Notice and a new two business day period);

(iii)          no earlier than the end of the three business day period referred to in clause (ii), the Company Board (or any committee thereof) shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that such Superior Proposal remains a Superior Proposal and that failure to terminate this Agreement pursuant to this Section 8.3(b) would reasonably be expected to be inconsistent with its fiduciary duties to the Company stockholders under applicable Law;

(iv)          the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; and

(v)           the Company Board approves, and the Company concurrently with the termination enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Section 8.4.           Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned by Parent at any time prior to the Acceptance Time:

(a)           if due to an occurrence or circumstance that results in a failure of any of the Offer Conditions to be satisfied at any scheduled Expiration Date, (i) subject to Section 1.1 hereof, the Offer has expired or been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, or (ii) at any time prior to the Acceptance Time, if there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation and warranty shall be untrue after the date of this Agreement, and such breach or untruth gives rise to a failure of the condition set forth in Paragraph (2)(b) of Annex I to this Agreement and such breach or condition is incapable of being cured by the Outside Date, or if curable, has not been cured within twenty (20) days following receipt by the Company of written notice of such breach or, if such breach is capable of being cured within such period, it has not been cured within such period;

(b)           if (i) the Company Board or any committee thereof shall have made a Change of Board Recommendation, (ii) a tender or exchange offer for Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within 10 Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Company stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer or (iii) the Company Board fails to publically reaffirm the Company Board Recommendation within 10 Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of an Acquisition Proposal that is publicly announced or otherwise publicly known (which notice may only be given once with respect to each such Acquisition Proposal); or

(c)           if the Company materially breaches the first sentence of Section 6.3(a).

Section 8.5.           Effect of Termination.

(a)           Any termination of this Agreement by Parent pursuant to this ARTICLE VIII will also constitute an effective termination by Purchaser.

(b)           Except as provided in Section 8.5(c), in the event of termination of this Agreement pursuant to this ARTICLE VIII, this Agreement (other than Section 6.2(b), Schedule 6.11, ARTICLE VIII and ARTICLE IX) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that no such termination will relieve any Person of any liability for damages resulting from intentional breach of this Agreement.

(c)           In the event that:

(i)            this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii)           this Agreement is terminated by Parent pursuant to Section 8.4(b); or

(iii)          a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or the making or existence of such Acquisition Proposal shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to the Expiration Date) and thereafter this Agreement is terminated by (x) Parent pursuant to Section 8.4(a)(ii) with respect to a breach of covenant or agreement that occurred prior to the Expiration Date, (y) by Parent pursuant to Section 8.4(c), or (z) by either Parent or the Company pursuant to Section 8.2(b);

then in any such case, the Company will promptly pay Parent a termination fee of $250,000,000 (Two Hundred Fifty Million Dollars), by wire transfer of immediately available funds to the account or accounts designated by Parent.  Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(c) will be paid immediately prior to or concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(c) will be paid no later than two

Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(c) shall not be payable to Parent unless and until, within 12 months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (substituting, in each case, “50%” for “15%” in the definition thereof).  For the avoidance of doubt, the Company will not be required to pay the termination fee more than once.

(d)           Parent’s right to receive the termination fee from the Company pursuant to this Section 8.5 and Parent’s right to specific performance pursuant to Section 9.13 shall be the sole and exclusive remedies of Parent, Purchaser and their respective Affiliates.  If Parent receives a termination fee pursuant to Section 8.5(c), the collection of such fee will be the sole and exclusive remedy of Parent and Purchaser in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement.

(e)           The Company acknowledges that the agreements contained in Section 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent or Purchaser would not have entered into this Agreement.  Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(c) and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Purchaser interest on such amount or portion thereof at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment.

Section 8.6.           Expenses.  Except as otherwise specifically provided herein, each party will bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 8.7.           Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that after Purchaser accepts for purchase any Shares pursuant to the Offer, no amendment will be made that decreases the Merger Consideration.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.8.           Waiver.  At any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Parent or Purchaser with the prior written consent of the Company.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX.
GENERAL PROVISIONS

Section 9.1.           Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this ARTICLE IX.

Section 9.2.           Notices.  All notices, requests, claims, demands and other communications hereunder will be in writing and will be given (and will be deemed to have been duly given): (i) when delivered, if delivered in Person; (ii) when sent, if sent (A) by facsimile; provided, that the facsimile is confirmed by telephone, including a voicemail message, or (B) by email; provided, that the email is confirmed by telephone, including a voicemail message; (iii) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (iv) one (1) Business Day after sending, if sent by overnight courier, in each case to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(a)           if to Parent or Purchaser:

Merck& Co., Inc.

2000 Galloping Hill Drive

Kenilworth, New Jersey 07033

Attention:  Office of the Secretary

Email:  sunil_patel@merck.com

geralyn_ritter@merck.com

Mavec Corporation

c/o Merck Sharp & Dohme Corp.

2000 Galloping Hill Drive

Kenilworth, New Jersey 07033

Attention: Acting Head & Assistant Vice President, Corporate Development

Email:  sunil_patel@merck.com

geralyn_ritter@merck.com

with an additional copy (which will not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY  10004-1482

Attention:              James Modlin and David Schwartz

Facsimile:              (212) 299-6817, (212) 299-6558

Telephone:            (212) 837-6000

Email:    james.modlin@hugheshubbard.com

david.schwartz@hugheshubbard.com

(b)           if to the Company:

Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
Attention:              Michael Bonney, CEO

Thomas DesRosier, EVP, CLO and CAO
Facsimile:              (781) 860-1407
Telephone:            (781) 860-8660
Email:  mike.bonney@cubist.com

thomas.desrosier@cubist.com

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention:              Christopher D. Comeau

Paul M. Kinsella

Facsimile:              (617) 951-7050

Telephone:            (617) 951-7000

Email:  christopher.comeau@ropesgray.com

paul.kinsella@ropesgray.com

Section 9.3.           Certain Definitions.  For purposes of this Agreement, the term:

(a)           “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

(b)           “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act (and the term “beneficially owned” or “owns beneficially” will have a corresponding meaning);

(c)           “Business Day” means any day on which the principal offices of the SEC in Washington, D.C.  are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are open in New York, New York;

(d)           “Call-Spread Warrants”  means, collectively, (i) the base warrant confirmations, each dated September 4, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2018 Convertible Notes; (ii) the base warrant confirmations, each dated September 4, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2020 Convertible Notes; (iii) the additional warrant confirmations, each dated September 5, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2018 Convertible Notes and (iv) the additional warrant confirmations, each dated September 5, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2020 Convertible Notes.

(e)           “Company Hedge Options” means, collectively, (i) the base convertible bond hedge transaction confirmations, each dated September 4, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2018 Convertible Notes; (ii) the base warrant confirmations, each dated September 4, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2020 Convertible Notes; (iii) the additional warrant confirmations, each dated September 5, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2018 Convertible Notes and (iv) the additional warrant confirmations, each dated September 5, 2013, between the Company and each of Morgan Stanley & Co. International plc, Barclays Bank PLC and Royal Bank of Canada, in reference to the 2020 Convertible Notes, in each case as such agreement is on file on the date hereof with the SEC.

(f)            “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(g)           “GAAP” means United States generally accepted accounting principles;

(h)           “knowledge of the Company” means the actual knowledge of the individuals listed on Section 9.3(h) of the Company Disclosure Letter;

(i)            “knowledge of Parent” means the actual knowledge of the individuals listed on Section 9.3(i) of the Company Disclosure Letter;

(j)            “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(k)           “Representative” means, with respect to any party hereto, such party or any of its Subsidiaries’ directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants or other advisors, agents and/or representatives; and

(l)            “Subsidiary” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, voting stock or other equity interests having ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other legal entity.

Section 9.4.           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 9.5.           Assignment.  This Agreement will not be assigned by operation of law or otherwise without the prior written consent of each of the other parties.

Section 9.6.           Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) together with any separate disclosures and discussions specifically referenced herein, and the Confidentiality Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) except as provided in Section 6.5 (which is intended for the benefit of the Company’s former and current officers and directors and other indemnitees, all of whom will be third-party beneficiaries of these provisions) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.7.           Governing Law.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8.           Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.9.           Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.10.         Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.11.         Jurisdiction.  Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of (i) the Court of Chancery of the State of Delaware or (ii) if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware in the event any dispute arises out of this Agreement, the Offer or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Offer or the Merger in any court other than (i) the Court of Chancery of the State of Delaware or (ii) if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

Section 9.12.         Service of Process.  Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.11 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2.  However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.13.         Specific Performance.

(a)           The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole.  It is accordingly agreed that (i) the parties hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b)           Notwithstanding the parties’ rights to specific performance pursuant to Section 9.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages; provided, that it is understood and agreed that claims for monetary damages following termination of this Agreement will be (i) limited to those arising from or relating to any intentional breach of this Agreement prior to such termination and (ii) subject to Section 8.5(d).  Notwithstanding anything in this Agreement to the contrary, prior to the termination of this Agreement in accordance with its terms, no party hereto will be permitted to make any claim or commence any Proceeding seeking monetary damages against any other party hereto in connection with or arising out of this Agreement, the Offer or the Merger; provided, that the foregoing will be without prejudice to the right of any party to seek such monetary damages following such termination in accordance with, and subject to the limitations set forth in, this Agreement.

Section 9.14.         Interpretation.  When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” will not be exclusive.  Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders.  This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MERCK & CO., INC.

By:	/s/ Kenneth C. Frazier
Name:	Kenneth C. Frazier
Title:	Chairman, President & CEO

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MAVEC CORPORATION

By:	/s/ Sunil Patel
Name:	Sunil Patel
Title:	Vice President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Michael W. Bonney
Name:	Michael W. Bonney
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement to which it is attached (the “Merger Agreement”).

1.             Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn in connection with the Offer, unless, immediately prior to then applicable Expiration Date:

(a)  there have been validly tendered in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly-owned Subsidiaries), constitutes at least one Share more than one-half (1/2) of all Shares then-outstanding as of the Expiration Date (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”); provided that for purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee will be excluded; and

(b)  (i) any applicable waiting period under the HSR Act and the Antitrust Laws listed on Annex I-1(b) of the Parent Disclosure Letter in respect of the transactions contemplated by this Agreement has expired or been terminated and (ii) the authorization or confirmation set forth on Annex I-1(b) of the Parent Disclosure Letter shall have been obtained.

2.             Additionally, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not properly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a)           there has been any Law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that restrains, enjoins or otherwise prohibits the making or consummation of the Offer or the Merger;

(b)           (i) the Company has breached or failed to comply in any material respect with any of its covenants, or agreements under the Merger Agreement, and either such breach or failure to comply is not capable of being cured within twenty (20) days following receipt by the Company of written notice of such breach or failure or, if such breach or failure is capable of being cured within such period, it has not been cured within such period; or (ii) the representations and warranties of the Company contained in the Merger Agreement (other than the representations and warranties set forth in Sections 4.3(a) and 4.3(b) (Capitalization) and Section 4.4(a) (Authority)) that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, and (y) are made as of a

I-1

specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) has not had, individually or in the aggregate, a Material Adverse Effect or (iii)  the representations and warranties set forth in Sections 4.3(a) and 4.3(b) (Capitalization) and Section 4.4(a) (Authority) shall not have been true and correct in all respects, except for de minimis inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date);

(c)           the Company shall not have delivered to Parent dated as of the Expiration Date a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraph (2)(b) have been satisfied as of immediately prior to the Expiration Date;

(d)           since the date of the Agreement, there shall have occurred any change, event, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or

(e)           the Merger Agreement has been terminated pursuant to its terms.

The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.  The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of this Agreement.

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Annex II

STATE of DELAWARE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CUBIST PHARMACEUTICALS, INC.

1.              Name: The name of this corporation is Cubist Pharmaceuticals, Inc.

2.              Registered Office and Agent.  The registered office of this corporation in the State of Delaware is located at [•].  The name of its registered agent at such address is [•].

3.              Purpose.  The purpose for which this corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.              Stock.  The total number of shares of stock that this corporation shall have authority to issue is one hundred (100) shares of Common Stock, $0.01 par value per share.  Each share of Common Stock shall be entitled to one vote.

5.              Election of Directors.  The election of directors need not be by written ballot unless the bylaws shall so require.

6.              Authority of Directors.  In furtherance and not in limitation of the power conferred upon the board of directors by law, the board of directors shall have power to make, adopt, alter, amend and repeal from time to time bylaws of this corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal bylaws made by the board of directors.

7.              Liability of Directors.  A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined.  No amendment or repeal of this paragraph 7 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

8.              Indemnification.

a.              Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal,

administrative or investigative (a “Proceeding”), by reason of being or having been a director or officer of this corporation or serving or having served at the request of this corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by this corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits this corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof with respect to Proceedings to enforce rights to indemnification, this corporation shall not be required to indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee unless such Proceeding (or part thereof) was authorized by the board of directors of this corporation. The right to indemnification conferred in this paragraph 8 shall be a contract right and shall include the right to be paid by this corporation the expenses (including attorneys’ fees) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the General Corporation Law of the State of Delaware so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to this corporation of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this paragraph 8 or otherwise.

b.              If a claim under paragraph 8(a) hereof is not paid in full by this corporation within sixty days after a written claim has been received by this corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against this corporation to recover the unpaid amount of the claim.  If successful in whole or in part in any such suit, or in a suit brought by this corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit.  In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by this corporation to recover an Advancement of Expenses, whether pursuant to the terms of an Undertaking or otherwise, this corporation shall be entitled to recover such expenses upon a Final

Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware. Neither the failure of this corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by this corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by this corporation to recover an Advancement of Expenses, whether pursuant to the terms of an Undertaking or otherwise, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this paragraph 8 or otherwise shall be on this corporation.

9.              Records.  The books of this corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the board of directors or in the bylaws of this corporation.

10.       Meeting of Stockholders of Certain Classes.  If at any time this corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.

11.       Renunciation of Business Opportunities Doctrine.  To the maximum extent permitted from time to time under the law of the State of Delaware, this corporation renounces any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of this corporation.  No amendment or repeal of this paragraph 11 shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.  To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any share of capital stock of the corporation shall be deemed to have notice of and to have consented to the provisions of this paragraph 12.  As used herein, “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust association or any other entity.

Annex III

AMENDED AND RESTATED

BYLAWS

OF

CUBIST PHARMACEUTICALS, INC.

Section 1.  LAW, CERTIFICATE OF INCORPORATION AND BYLAWS

1.1.         These bylaws are subject to the certificate of incorporation of the corporation.  In these bylaws, references to law, the certificate of incorporation and bylaws mean the law, the provisions of the certificate of incorporation and the bylaws as from time to time in effect.

Section 2.  STOCKHOLDERS

2.1.         Annual Meeting.  The annual meeting of stockholders for the election of directors and the transaction of other business shall be held on such date and at such place (if any) as may be designated by the board of directors.  At each annual meeting the stockholders entitled to vote shall elect a board of directors and may transact such other proper business as may come before the meeting.  In lieu of holding an annual meeting of stockholders at a designated place, the board of directors may, in its sole discretion, determine that any annual meeting of stockholders be held solely by means of remote communication.

2.2.         Special Meetings.  A special meeting of the stockholders may be called at any time by the chairman of the board, if any, the president or the board of directors.  A special meeting of the stockholders shall be called by the secretary, or in the case of the death, absence, incapacity or refusal of the secretary, by an assistant secretary or some other officer, upon application of a majority of the directors.  Any such application shall state the purpose or purposes of the proposed meeting.  Any such call shall state the place (if any), date, hour and purposes of the meeting.  In lieu of holding a special meeting of stockholders at a designated place, the board of directors may, in its sole discretion, determine that any special meeting of stockholders be held solely by means of remote communication.

2.3.         Remote Communications.  For purposes of these bylaws, if authorized by the board of directors (which authorization shall be in the board of directors’ sole discretion), and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders may, by means of remote communication:

(a)           participate in a meeting of stockholders; and

(b)           be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided, that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide

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such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including, without any limitation, an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.4.         Notice of Meetings.  Except as otherwise provided by law, a written notice of each meeting of stockholders stating the place, day and hour thereof and, in the case of a special meeting, the purposes for which the meeting is called, shall be given not less than one nor more than sixty days before the meeting, to each stockholder entitled to vote thereat, and to each stockholder who, by law, by the certificate of incorporation or by these bylaws, is entitled to notice, by leaving such notice with him or at his residence or usual place of business, by depositing it in the United States mail, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation, or by sending it to him via email or facsimile at his residence or usual place of business.  Such notice shall be given by the secretary, or by an officer or person designated by the board of directors, or in the case of a special meeting by the officer calling the meeting.  As to any adjourned session of any meeting of stockholders, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment was taken except that if the adjournment is for more than thirty days or if after the adjournment a new record date is set for the adjourned session, notice of any such adjourned session of the meeting shall be given in the manner heretofore described.  No notice of any meeting of stockholders or any adjourned session thereof need be given to a stockholder if a written waiver of notice, or a waiver by electronic transmissions by such stockholder, executed before or after the meeting or such adjourned session by such stockholder, is filed with the records of the meeting or if the stockholder attends such meeting without objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.  Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders or any adjourned session thereof need be specified in any written waiver of notice.

2.5.         Quorum of Stockholders.  At any meeting of the stockholders a quorum as to any matter shall consist of a majority of the votes entitled to be cast on the matter, except where a larger quorum is required by law, by the certificate of incorporation or by these bylaws.  Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present.  If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting.  Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

2.6.         Action by Vote.  When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, by the certificate of incorporation or by these

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bylaws.  No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

2.7.         Action without Meetings.  Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or electronic transmission, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware by hand, electronic delivery, or certified or registered mail, return receipt requested, to its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Each such written consent shall bear the date of signature of each stockholder who signs the consent.  No written or electronic consent shall be effective to take the corporate action referred to therein unless written or electronic consents signed by a number of stockholders sufficient to take such action are delivered to the corporation in the manner specified in this paragraph within sixty days of the earliest dated consent so delivered.

If action is taken by consent of stockholders and in accordance with the foregoing, there shall be filed with the records of the meetings of stockholders the writing or writings comprising such consent.  To the extent permitted by applicable law, an electronic transmission consenting to action to be taken by stockholders shall be deemed to be written, signed, and dated for purposes of these bylaws so long as it is reduced to paper form (if required by applicable law), sets forth or is delivered with such information as may be required by applicable law, and is transmitted or delivered to the corporation in the manner provided by applicable law or in any resolutions adopted by the board of directors governing the submission of stockholder consents by electronic transmission.

If action is taken by less than unanimous consent of stockholders, prompt notice of the taking of such action without a meeting shall be given to those who have not consented in writing and a certificate signed and attested to by the secretary that such notice was given shall be filed with the records of the meetings of stockholders.

In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the General Corporation Law of the State of Delaware, if such action had been voted upon by the stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning a vote of stockholders, that written consent has been given under Section 228 of said General Corporation Law and that written notice has been given as provided in such Section 228.

2.8.         Proxy Representation.  Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, objecting to or voting or participating at a meeting, or expressing consent or dissent without a meeting.  Every proxy must be signed by the stockholder or by his attorney-in-fact.  No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period.  A duly executed proxy shall be irrevocable if it

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states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.  A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.  The authorization of a proxy may but need not be limited to specified action; provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof.

2.9.         Inspectors.  The directors or the person presiding at the meeting may, and shall if required by applicable law, appoint one or more inspectors of election and any substitute inspectors to act at the meeting or any adjournment thereof.  Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.  The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders.  On request of the person presiding at the meeting, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

2.10.       List of Stockholders.  The secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his name.  The stock ledger shall be the only evidence as to who are stockholders entitled to examine such list or to vote in person or by proxy at such meeting.

Section 3.  BOARD OF DIRECTORS

3.1.         Number.  The corporation shall have one or more directors, the number of directors to be determined from time to time by vote of a majority of the directors then in office.  Except in connection with the election of directors at the annual meeting of stockholders, the number of directors may be decreased only to eliminate vacancies by reason of death, resignation or removal of one or more directors.  No director need be a stockholder.

3.2.         Tenure.  Except as otherwise provided by law, by the certificate of incorporation or by these bylaws, each director shall hold office until the next annual meeting and until his successor is elected and qualified, or until he sooner dies, resigns, is removed or becomes disqualified.

3.3.         Powers.  The business and affairs of the corporation shall be managed by or under the direction of the board of directors who shall have and may exercise all the powers of the corporation and do all such lawful acts and things as are not by law, the certificate of incorporation or these bylaws directed or required to be exercised or done by the stockholders.

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3.4.         Vacancies.  Unless otherwise provided for in the certificate of incorporation, vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the holders of the particular class or series of stock entitled to elect such director at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, in each case elected by the particular class or series of stock entitled to elect such directors.  When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, who were elected by the particular class or series of stock entitled to elect such resigning director or directors shall have power to fill such vacancy or vacancies, the vote or action by writing thereon to take effect when such resignation or resignations shall become effective.  The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of the certificate of incorporation or of these bylaws as to the number of directors required for a quorum or for any vote or other actions.

3.5.         Committees.  The board of directors may, by vote of a majority of the whole board, (a) designate, change the membership of or terminate the existence of any committee or committees, each committee to consist of one or more of the directors; (b) designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of the committee; and (c) determine the extent to which each such committee shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, including the power to authorize the seal of the corporation to be affixed to all papers which require it and the power and authority to declare dividends or to authorize the issuance of stock; excepting, however, such powers which by law, by the certificate of incorporation or by these bylaws they are prohibited from so delegating.  In the absence or disqualification of any member of such committee and his alternate, if any, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.  Except as the board of directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the board or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these bylaws for the conduct of business by the board of directors.  Each committee shall keep regular minutes of its meetings and report the same to the board of directors upon request.

3.6.         Regular Meetings.  Regular meetings of the board of directors may be held without call or notice at such places within or without the State of Delaware and at such times as the board may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors.  A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of stockholders.

3.7.         Special Meetings.  Special meetings of the board of directors may be held at any time and at any place within or without the State of Delaware designated in the notice of the meeting, when called by the chairman of the board, if any, the president, or by one-third or more in number of the directors.  Notice of each such meeting shall be mailed to each director, addressed to him at his residence or usual place of business, or by electronic communication or

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facsimile transmission at least five days before the date on which the meeting is to be held, or shall be sent to him at such place by e-mail or facsimile, or be delivered personally or by telephone, not later than the day before the day on which such meeting is to be held.  Each such notice shall state the time and place of the meeting.  Notice of any meeting of the board of directors need not be given to any director if he shall sign a written waiver of notice or a waiver by electronic transmission thereof either before or after the time stated therein for such meeting, or if he shall be present at the meeting.  Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

3.8.         Quorum.  Except as may be otherwise provided by law, by the certificate of incorporation or by these bylaws, at any meeting of the directors, a majority of the directors then in office shall constitute a quorum; a quorum shall not in any case be less than one-third of the total number of directors constituting the whole board.  Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

3.9.         Action by Vote.  Except as may be otherwise provided by law, by the certificate of incorporation or by these bylaws, when a quorum is present at any meeting the vote of a majority of the directors present shall be the act of the board of directors.

3.10.       Action Without a Meeting.  Any action required or permitted to be taken at any meeting of the board of directors or a committee thereof may be taken without a meeting if all the members of the board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmissions are filed with the records of the meetings of the board or of such committee.  Such consent shall be treated for all purposes as the act of the board or of such committee, as the case may be.

3.11.       Participation in Meetings by Conference Telephone.  Members of the board of directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other or by any other means permitted by law.  Such participation shall constitute presence in person at such meeting.

3.12.       Compensation.  In the discretion of the board of directors, each director may be paid such fees for his services as director and be reimbursed for his reasonable expenses incurred in the performance of his duties as director as the board of directors from time to time may determine.  Nothing contained in this section shall be construed to preclude any director from serving the corporation in any other capacity and receiving reasonable compensation therefor.

3.13.       Interested Directors and Officers.

(a)           No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of the corporation’s directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the

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board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1)           The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2)           The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3)           The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

(b)           Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction

Section 4.  OFFICERS AND AGENTS

4.1.         Enumeration; Qualification.  The officers of the corporation shall be a president, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board, one or more vice presidents and a controller.  The corporation may also have such agents, if any, as the board of directors from time to time may in its discretion choose.  Any officer may be but none need be a director or stockholder.  Any two or more offices may be held by the same person.  Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

4.2.         Powers.  Subject to law, to the certificate of incorporation and to the other provisions of these bylaws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

4.3.         Election, Term and Qualifications.  The officers of the corporation shall be elected from time to time by the board of directors and shall hold office at the pleasure of the board of directors.  Except for the chairman of the board, if any, none of the officers of the corporation needs to be a director of the corporation.  Any two or more offices may be held by the same person to the extent permitted by the General Corporation Law of the State of Delaware.

4.4.         Chairman of the Board of Directors, President and Vice President.  The chairman of the board, if any, shall have such duties and powers as shall be designated from time to time

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by the board of directors.  Unless the board of directors otherwise specifies, the chairman of the board, or if there is none the chief executive officer, shall preside, or designate the person who shall preside, at all meetings of the stockholders and of the board of directors.

Unless the board of directors otherwise specifies, the president shall be the chief executive officer and shall have direct charge of all business operations of the corporation and, subject to the control of the directors, shall have general charge and supervision of the business of the corporation.

Any vice presidents shall have such duties and powers as shall be set forth in these bylaws or as shall be designated from time to time by the board of directors or by the president.

4.5.         Treasurer and Assistant Treasurers.  Unless the board of directors otherwise specifies, the treasurer shall be the chief financial officer of the corporation and shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be designated from time to time by the board of directors or by the president.  If no controller is elected, the treasurer shall, unless the board of directors otherwise specifies, also have the duties and powers of the controller.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

4.6.         Controller and Assistant Controllers.  If a controller is elected, he shall, unless the board of directors otherwise specifies, be the chief accounting officer of the corporation and be in charge of its books of account and accounting records, and of its accounting procedures.  He shall have such other duties and powers as may be designated from time to time by the board of directors, the president or the treasurer.

Any assistant controller shall have such duties and powers as shall be designated from time to time by the board of directors, the president, the treasurer or the controller.

4.7.         Secretary and Assistant Secretaries.  The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all actions by written consent of stockholders or directors.  In the absence of the secretary from any meeting, an assistant secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof.  Unless a transfer agent has been appointed the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder.  He shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

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Section 5.  RESIGNATIONS AND REMOVALS

5.1.         Any director or officer may resign at any time by delivering his resignation in writing to the chairman of the board, if any, the president, or the secretary or to a meeting of the board of directors.  Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state.  Except as may be otherwise provided by law, by the certificate of incorporation or by these bylaws, a director (including persons elected by stockholders or directors to fill vacancies in the board) may be removed from office with or without cause by the vote of the holders of a majority of the issued and outstanding shares of the particular class or series entitled to vote in the election of such directors.  The board of directors may at any time remove any officer either with or without cause.  The board of directors may at any time terminate or modify the authority of any agent.

Section 6.  VACANCIES

6.1.         If the office of the president or the vice president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office.  If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that officer may choose a successor.  Each such successor shall hold office for the unexpired term, and in the case of the president, the vice president, the treasurer and the secretary until his successor is chosen and qualified or in each case until he sooner dies, resigns, is removed or becomes disqualified.  Any vacancy of a directorship shall be filled as specified in Section 3.4 of these bylaws.

Section 7.  CAPITAL STOCK

7.1.         Stock Certificates.  The shares of the corporation may be represented by certificates or uncertificated.  If certificated, such certificate shall be signed by the chairman of the board, if any, or the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary.  Any or all of the signatures on the certificate may be a facsimile.  In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the time of its issue.

7.2.         Loss of Certificates.  In the case of the alleged theft, loss, destruction or mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms, including receipt of a bond sufficient to indemnify the corporation against any claim on account thereof, as the board of directors may prescribe.

Section 8.  TRANSFER OF SHARES OF STOCK

8.1.         Transfer on Books.  Subject to the restrictions, if any, stated or noted on the stock certificate, shares of stock may be transferred on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the board of directors or the

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transfer agent of the corporation may reasonably require.  Except as may be otherwise required by law, by the certificate of incorporation or by these bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote or to give any consent with respect thereto and to be held liable for such calls and assessments, if any, as may lawfully be made thereon, regardless of any transfer, pledge or other disposition of such stock until the shares have been properly transferred on the books of the corporation.

It shall be the duty of each stockholder to notify the corporation of his post office address.

8.2.         Record Date.  In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting.  If no such record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors.  If no such record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the General Corporation Law of the State of Delaware, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware by hand or certified or registered mail, return receipt requested, to its principal place of business or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  If no record date has been fixed by the board of directors and prior action by the board of directors is required by the General Corporation Law of the State of Delaware, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than

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sixty days prior to such payment, exercise or other action.  If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Section 9.  CORPORATE SEAL

9.1.         Subject to alteration by the directors, the seal of the corporation shall consist of a flat-faced circular die with the word “Delaware” and the name of the corporation cut or engraved thereon, together with such other words, dates or images as may be approved from time to time by the directors.

Section 10.  EXECUTION OF PAPERS

10.1.       Except as the board of directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts or other obligations made, accepted or endorsed by the corporation shall be signed by the chairman of the board, if any, the president, a vice president or the treasurer.

Section 11.  FISCAL YEAR

11.1.       The fiscal year of the corporation shall end on the last day of December, or such other date as is determined by the Board.

Section 12.  AMENDMENTS

12.1.       These bylaws may be adopted, amended or repealed by vote of a majority of the directors then in office or by vote of a majority of the voting power of the stock outstanding and entitled to vote.  Any bylaw, whether adopted, amended or repealed by the stockholders or directors, may be amended or reinstated by the stockholders or the directors.

Section 13.  FORUM

13.1.       Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation against any director or officer or other employee of the corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action or proceeding asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the General Corporate Law of the State of Delaware, the certificate of incorporation, or these bylaws (as each may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of any provision or provisions of the certificate of incorporation or these bylaws (as each may be amended from time to time), or (v) any action or proceeding asserting a claim against the corporation or any director or officer or other employee

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of the corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

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